Al Shams Investments Responds to Braemar Board's Latest Apparent Attempt to Entrench Conflicted Insiders and Evade Accountability

Issues Open Letter Urging Outside Directors to Resist Any Efforts by Conflicted Ashford Executives to Manipulate the Director Nomination and Election Process

PEMBROKE, Bermuda – June 10, 2026 – Al Shams Investments Limited ("Al Shams" or "we"), the largest shareholder of Braemar Hotels & Resorts Inc. (NYSE: BHR) ("Braemar" or the "Company"), today sent a letter to Braemar's outside directors urging them to resist any efforts by the conflicted Ashford Inc. executives to manipulate the director nomination and election process. This letter follows Al Shams' open letter of 2 June 2026, in which it urged the outside directors to promptly call the Company's 2026 Annual Meeting of Shareholders to allow shareholders to elect new directors.

The full text of Al Shams' letter is below:

AL SHAMS INVESTMENTS LIMITED
5B Waterloo Lane
Pembroke HM 08
Bermuda

10 June 2026

Braemar Hotels & Resorts Inc., Outside Members of the Board of Directors
Ms. Mary Candace Evans
Ms. Rebeca Odino-Johnson
Mr. Matthew D. Rinaldi
Ms. Kellie Sirna

Re: Your Apparent Efforts to Evade Accountability

Outside Members of the Board of Directors:

As you know, Al Shams Investments Limited ("Al Shams" or "we") is the largest shareholder of Braemar Hotels & Resorts Inc. ("Braemar" or the "Company") and intends to nominate several candidates for election to the Board of Directors (the "Board") at the Company's 2026 Annual Meeting of Shareholders (the "2026 Annual Meeting").

In our open letter to you of 2 June 2026, we urged you to hold the 2026 Annual Meeting soon because, in our view, the current Board has no legitimacy, and we believe most shareholders agree. In furtherance of our desire to change the Board's composition, we have been preparing to submit our notice of nominations for new directors to stand for election at the 2026 Annual Meeting. One of the required elements of that submission under the Company's bylaws is a questionnaire (the "Questionnaire") to be completed by each nominee. We recently requested and received the Questionnaire from the Company.

Upon reviewing the Questionnaire, we were struck by the fact that the current version of the Questionnaire differs materially from the one the Company used just a year ago in connection with the 2025 Annual Meeting of Shareholders. The revisions add seven pages and more than 60 questions and sub-questions to an already lengthy document. We are attaching a redline comparing the new form to the old one so you can see for yourselves the significant additions to the form that you seemingly found perfectly adequate just a year ago.

As directors, your task is to serve the interests of shareholders. How exactly do these additional questions serve the interests of shareholders?

The answer is obvious to us, as it should be to anyone who reads the new Questionnaire: They do not.

The Board must surely recognize that the new, bloated Questionnaire has the effect of impeding the legitimate exercise of shareholder rights. Indeed, we suspect that is precisely the point. The Board has fashioned a cudgel seemingly designed to inflict maximum pain upon any shareholder who dares to exercise its right to nominate candidates for the Board and upon those candidates themselves.

The new information being sought is no more relevant today than it was a year ago. Indeed, many of the new questions have little bearing on the qualifications, integrity or independence of proposed nominees. As just one example, the Questionnaire purports to require the disclosure of any instance during the previous five years in which the *nominating shareholder* (not the director nominee) advocated for a "change in… strategic direction" at *any* public company, even privately. How is a director nominee to know? This question, like so many of the other new questions, is certainly not germane to the qualifications of a director candidate; instead, it seems to be plainly aimed at capturing a "gotcha" answer that can be used by the Company as an excuse to reject otherwise valid nominations.

We do not know how many hours the Board spent, or your advisors billed, expanding the Questionnaire. One thing of which we are certain: Since the Company's separation from Ashford Hospitality Trust in 2013, Braemar's stock price has declined by nearly 90%, making Braemar one of the worst performing companies in the entire FTSE NAREIT Index. As a large and long-suffering shareholder, we would humbly suggest that the Board's time, effort and resources would be better spent improving Braemar's operating performance and shareholder returns than devising ever-more burdensome procedural obstacles to preclude rightly disaffected shareholders from exercising their rights.

Let us be clear: Your gamesmanship and procedural machinations will not discourage or dissuade us. To the contrary, we are emboldened by your attempts at entrenchment and more committed than ever to giving shareholders an opportunity to elect a new Board at the 2026 Annual Meeting.

We know—and you should, too—that directors who take actions to frustrate the shareholder franchise sow the seeds of their own demise. The history of corporate governance is littered with examples of boards that have tested the limits of corporate law in response to shareholder advocacy and were rightly held accountable—whether at the ballot box, through the courts or otherwise.

We urge you to reflect on your latest maneuvers and consider whether you are prepared to subject your actions, judgment and track records as fiduciaries to similar scrutiny. We also cannot help but wonder whether the directors who recently resigned from the Board rightly thought it better to distance themselves from the disreputable tactics you seem comfortable deploying.

We reiterate that, as a group, the outside directors possess the numerosity, authority and duty to resist any efforts by Monty Bennett and the other Ashford directors to manipulate the corporate election machinery for their and Ashford's benefit. We expect you to discharge that duty faithfully.

Should you instead choose to subordinate the interests of public shareholders to your own or those of conflicted insiders, we will not hesitate to pursue all avenues available to hold you accountable for your failures as fiduciaries.

Respectfully,
Al Shams Investments Limited

About Al Shams Investments Limited

Al Shams Investments Limited is a Bermuda-based private investment company focused on global investments across private equity, real estate, and alternative asset classes.

Certain Information Concerning the Participants

Al Shams, together with the other Participants (as defined below), intends to file with the U.S. Securities and Exchange Commission (the "SEC") a definitive proxy statement on Schedule 14A (the "Definitive Proxy Statement") and accompanying WHITE Universal Proxy Card to be used to solicit proxies from the shareholders of the Company in connection with the Annual Meeting.

SHAREHOLDERS OF THE COMPANY ARE URGED TO READ THESE MATERIALS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS THAT THE PARTICIPANTS HAVE FILED OR WILL FILE WITH THE SEC BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION, INCLUDING ABOUT THE MATTERS TO BE VOTED ON AT THE ANNUAL MEETING AND ADDITIONAL INFORMATION RELATING TO THE PARTICIPANTS AND THEIR DIRECT OR INDIRECT INTERESTS, BY SECURITY HOLDINGS OR OTHERWISE.

At this time, the participants in the solicitation of proxies are anticipated to be Al Shams and Wafic Rida Said (collectively, the "Participants").

The Definitive Proxy Statement and accompanying WHITE Universal Proxy Card will be furnished to some or all of the Company's shareholders and will be, along with other relevant documents, available at no charge on the SEC's website at https://www.sec.gov/.

Information about the Participants and a description of their direct or indirect interests, by security holdings or otherwise, is contained on an amendment to Schedule 13D filed by the Participants with the SEC on June 2, 2026, and is available here. As of the date hereof, by virtue of the relationship among the Participants as members in a Schedule 13(d) group and solely for the purpose of such Schedule 13(d) group, each of the Participants is deemed to beneficially own the 6,513,000 shares of Common Stock of the Company, par value $0.01, held directly by Al Shams.

Investor and Media Contact

Karim Khatoun
Email: info@suncapadvisory.com

QUESTIONNAIRE FOR DIRECTORS, OFFICERS AND CONTROLLING PERSONS
OF
BRAEMAR HOTELS & RESORTS INC.

IN CONNECTION WITH THE
PROXY STATEMENT FOR THE ~~2025~~2026 ANNUAL MEETING OF STOCKHOLDERS AND
ANNUAL REPORT ON FORM 10-K FOR FISCAL ~~2024~~2026

INFORMATION FURNISHED BY:

_____

(Full name of director, officer or controlling person as it should appear in SEC filings)

In preparation of the Braemar Hotels & Resorts Inc. (the "Company") Proxy Statement for the ~~2025~~2026 Annual Meeting of Stockholders (the "Annual Meeting") and its Annual Report on Form 10-K for its fiscal year ended December 31, ~~2024~~2026 to be filed with the Securities and Exchange Commission (the "SEC"), this questionnaire is being sent to all directors, persons nominated or chosen to become directors, officers and persons chosen to become officers to obtain or verify the accuracy and completeness of information required to be included in the Proxy Statement and Form 10-K. In addition, the information provided will be used to assist the Board of Directors of the Company in evaluating backgrounds, qualifications and relationships, and determining (in the case of non-employee directors and nominees for directorships) your independence and level of financial expertise, including within the meaning of both the federal securities laws and the New York Stock Exchange governance rules. This questionnaire is also being used to provide information to our auditor to assess its independence. Please note that separate questionnaire(s) and/or related inquiries may also be provided to, and requested of, you as follow-up to any responses or information received by the Company or otherwise as circumstances may warrant.

All statements and information provided in response to this questionnaire will remain confidential, except for matters that are required to be disclosed by federal or state law; provided, however, that the Company will assert all applicable legal protections, including attorney-client privilege and work product protection, to the fullest extent permitted by law.

You should be aware that a director, officer or **controlling person** of a company that files proxy materials or reports that contain an untrue statement of a material fact or omit to state a material fact required to be stated in the document, or necessary to make the statements in the document not misleading, may be personally liable to stockholders who have been damaged by the statement or omission, among other liabilities. You should therefore exercise due care in connection with your review and approval of the Company's proxy materials and reports and answer completely and accurately each part of this questionnaire. The Company will rely on your answers in the preparation of its proxy materials and reports.

Please answer every question. If the answer to any question is "None" or "Not Applicable," please so state. If the space provided for answers is inadequate, please indicate this in the proper space on the questionnaire and state your answer on an attached sheet indicating the corresponding question. Please type or print your answers. Information requested in the questionnaire is as of the date you complete the questionnaire, unless otherwise indicated. If you have reason to believe the answer may or will change in the future, please disclose that now and explain the circumstances. Certain questions elicit information as of a future date. Please answer these questions accurately and to the best of your ability and promptly notify the Company if events occur, or you become of aware of any information, that would change your answers. It is especially important that you update any responses through the date of the Annual

Meeting. Please note that if you are a nominee to be a director, you should complete all questions for directors. Terms in **bold** are defined in the attached <u>Appendix A</u>.

If you require any clarification concerning the meaning or implication of any of the questions or are in doubt as to the significance of any information you have, please contact ~~Alex Rose~~Jim Plohg by email at ███████████████████████████ or by telephone at: ███████████████████ for assistance. In the event you learn of any information that would affect the accuracy or completeness of the information reported in the questionnaire prior to the scheduled date of the Annual Meeting, please contact ~~Alex Rose~~Jim Plohg immediately.

Please complete, sign and return the questionnaire as soon as possible (if you are a director nominee, please complete, sign and return this questionnaire no later than ~~June 2~~October 16, ~~2025~~2026, which is the deadline to nominate director candidates pursuant to Article I, Section 11(a)(2) of the Company's Fifth Amended and Restated Bylaws) to ~~Alex Rose~~Jim Plohg **by email at** ███████████████████████████ **or by mail to Braemar Hotels & Resorts Inc., Attn.** ~~Alex Rose~~Jim Plohg, **14185 Dallas Parkway, Suite 1200, Dallas, TX 75254.** Please retain a copy of the completed questionnaire for your records.

When you have completed this questionnaire, please sign it to indicate: (i) your consent for the Company to use the information provided in its Annual Report on Form 10-K and Proxy Statement; (ii) your acknowledgment that material misstatements or omissions in the Annual Report may give rise to civil and criminal liabilities to the Company, each officer and director of the Company signing the Annual Report, the officers providing certifications pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act, and other persons associated with the preparation and filing of the Annual Report; (iii) your agreement to notify the Company of any misstatement of a material fact in the Annual Report, and of the omission of any material fact necessary to make the statements contained in the Annual Report not misleading, promptly after you become aware of any such misstatement or omission; (iv) your agreement to promptly notify the Company of any changes in information provided in the questionnaire occurring after the date you sign this questionnaire; and (v) your confirmation that the information contained in this questionnaire is true and correct, to the best of your knowledge and belief after a reasonable investigation, as of the date you signed the questionnaire.

This questionnaire is divided among six Parts, as follows:

Part One – General

Part Two – Questionnaire for Non-Employee Members of the Board of Directors for Director Independence, Audit Committee and Compensation Committee Matters

Part Three – Rule 506(d) and Rule 506(e) "Bad Actor" Events

Part Four – Form 5 and Section 16 Reporting

Part Five – Foreign Corrupt Practices Act Matters

Part Six – Director Attendance at Meetings; Agreement to Serve as a Director

[Remainder of Page Intentionally Left Blank]

PART ONE - GENERAL

A. DIRECTOR AND OFFICER INFORMATION

If applicable, your biographical information from the Company's proxy statement for last year is attached as Exhibit A. If this biographical information is still correct and complete with respect to the information requested by this questionnaire, you may refer to such information in your answer to applicable questions. If additional information is available or corrections are needed to make your biographical information accurate and correct, please provide the necessary information below or make appropriate corrections and return the corrected pages with this questionnaire.

1.   (a)   Please state your full name.

      (b)   Please state the name by which you would like to be identified in the Proxy Statement and/or Form 10-K, if different.

      (c)   Please state your date of birth and citizenship.

2.   Please state your home and business addresses, telephone numbers and email addresses.

HOME:

_____
_____
_____

Telephone: (___) ___-____
Email:

BUSINESS:

_____
_____
_____

Telephone: (___) ___-____
Email:

3.   Please list all positions and offices which you hold or have held in the Company, or any subsidiary or controlled entity in which the Company directly or indirectly owns 50% or more of the voting interests (a "Subsidiary"), and your term of office and the periods of your service with the Company or any Subsidiary. Subsidiaries of the Company are listed on Appendix B.

Position / Office	Term of Office / Service

_____   _____

_____   _____

4.   Please list any other material relationship(s) you have, have had or expect or intend to have with the Company or any Subsidiary.

5.   Please state the nature of any family relationship(s) (by blood, marriage or adoption, not more remote than first cousin) between you and any director or officer (or person nominated as a director or officer) of the Company or any Subsidiary. The disclosure, if any, should state (for each relationship) the identity and position of such person and the nature of the relationship.

6.   Please describe your comprehensive business history and experience, including:

(a)   your current and prior principal occupations and employment;

(b)   the applicable dates during which you are and/or were engaged in each respective occupation or employment, the name and a description of the principal business of any corporation or other organization in which such occupations and employment are and/or were conducted and the location of its principal office (officers of the Company may refer to their answer to Question A.3 above unless you have been an employee of the Company or a Subsidiary for less than five years), and contact information for each such corporation or other organization (for employment verification purposes);

(c)   the reason for your departure from any prior position;

(d)   state whether such corporation or organization is a parent, Subsidiary or other **affiliate** of the Company; and

(e)   *for directors and director nominees only:* to the extent you feel that the information above does not do so, please describe any of your specific experience, qualifications, attributes or skills, including information about your particular areas of expertise or other relevant qualifications, that you believe the Board of Directors should consider in determining that you are qualified to serve as a director of the Company.

If you are a director or nominee for director, please attach a copy of a biographical summary or *curriculum vitae*. Please feel free to note or otherwise highlight any specific information, either in the space provided below or on any attachment.

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7.   Please list all current and prior directorships and/or positions, whether paid or on a volunteer basis, at any charitable or not-for-profit organizations or similar entities:

Organization/Entity Name and Location	Position(s) and Date(s) Served

8.   Please provide a list of all charitable donations made by you, directly or indirectly, in excess of $1,000 (in the aggregate) to any charitable or not-for-profit organization or similar entity within the past five years, including the name and location of each organization or entity and the amounts and approximate dates of each donation.

9.   Please list all directorships that you currently hold or have held at any time during the past five years in any other company that is or was required to file periodic reports (for example, Form 10-K, Form 10-Q or Form 20-F) with the SEC or any company registered as an investment company under the Investment Company Act of 1940 and provide the other information below:

Company Name and Location	Date(s) Served as Director

10.   (a)   Are you or have you been in the past a party to any agreement, arrangement or understanding with any other person(s) (including any stockholders of the Company or any other firm, corporation or other entity) and/or their **affiliates** pursuant to which you are to be or were selected as a director, officer or nominee

for director of the Company? (Do not include any agreement, arrangement or understanding with directors or officers of the Company acting solely in their capacities as such.)

☐ Yes ☐ No

If yes, please describe each such agreement, arrangement or understanding below, including a description of the date you were first contacted and the process by which you were selected, and name the other person(s) and disclose any investment(s) you have in or with respect to such person(s) or **affiliated** entities. Please attach each such agreement, arrangement or understanding if in written form. Please also disclose whether any such person or any of their affiliated entities has ever made a proposal to acquire control of the Company (whether through the acquisition of a majority of the outstanding securities of the Company, the acquisition of all or substantially all of the Company's assets or otherwise).

(b)   If you answered yes to (a) above, do you have, have you had, or do you expect to have in the future, any consulting, investment, financial, employment, advisory or other relationship with such other person(s) and/or their **affiliates**?

☐ Yes ☐ No

If yes, please describe. If any such relationships are reflected in written form or result from written agreements, arrangements or understandings, please attach each such item.

(c)   If you answered yes to (a) above, are there any plans or proposals that you, or any third parties with whom you have any arrangements, agreements or understandings with respect to the Company, have, which relate to or could result in:

        (i)   the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

        (ii)   an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its Subsidiaries;

        (iii)   a sale or transfer of a material amount of assets of the Company or any of its Subsidiaries;

(iv)   any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any vacancies that may arise on the Board of Directors;

(v)   any material change in the present capitalization or dividend policy of the Company;

(vi)   any other material change in the Company's business or corporate structure;

(vii)   any termination or modification of any existing contract(s) to which the Company is a party or any existing business relationship(s) of the Company;

(viii)   causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

(ix)   a class of equity securities of the Company becoming eligible for termination of registration pursuant to section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); or

(x)   any action similar to any of those described above?

Please answer yes if any of (i) through (x) above are true.

☐ Yes ☐ No

If yes to any of the above, please provide additional details related to each of (i) through (x), as applicable, below and address which are your plans and proposals and which are those of third parties. In addition, in the event that you and/or such third parties have in the twenty-four months immediately preceding the date of your nomination made a proposal to acquire control of the Company (whether through the acquisition of a majority of the outstanding securities of the Company, the acquisition of all or substantially all of the Company's assets or otherwise), please provide all information relating to you and/or such third parties that would be disclosed in any notices, forms or filings required by U.S. federal laws or the rules and regulations of any agency, department or other instrumentality of the U.S. federal government ("U.S. Federal Agency") in connection with the direct or indirect acquisition by you and/or such third parties of control of the Company (including (i) all information that would be set forth under any U.S. federal laws or the rules and regulations of any U.S. Federal Agency that have been proposed and not withdrawn and (ii) all information that would be set forth in a voluntary filing made by an acquiror in connection with any transaction subject to the jurisdiction of any U.S. Federal Agency).

(d)   Are you or have you been in the past a party to any agreement, arrangement or understanding pursuant to which any person (other than yourself) is to be or was selected as a director, officer or nominee for director of the Company?

☐ Yes ☐ No

If yes, please describe that agreement, arrangement or understanding.

(e)   Are you or any of your **associates** an investor in any person (or any entity created by such person) that, to your knowledge, holds any securities of the Company, has any economic exposure to the Company or the price or value of the securities of the Company or with whom you have or had any agreements, arrangements or understandings in connection with your nomination or potential service as a director or **executive officer** of the Company?

☐ Yes ☐ No

If yes, please describe below. Please attach such agreement, arrangement or understanding if in written form.

(f)   Do you or any of your **associates** have, or intend to or seek to have, any agreement, arrangement or understanding with, or have you or any of your **associates** given any commitment or assurance to, any other person as to how you, if elected or appointed as a director of the Company, will act or vote on any issue or question?

☐ Yes ☐ No

If yes, please describe below. Please attach such agreement, arrangement or understanding if in written form.

(g)   Is there, or do you intend or seek to have, any agreement, arrangement or understanding between you and any other person that could limit or interfere with your ability to comply, if elected or appointed as a director of the Company, with your fiduciary duties under applicable law?

☐ Yes ☐ No

If yes, please describe below. Please attach such agreement, arrangement or understanding if in written form.

(h)   Is there, or do you intend or seek to have, any agreement, arrangement or understanding between you and any other person that provides you, directly or indirectly, with the opportunity to profit or share in the profit derived from any increase or decrease in the price or value of the securities of the Company or any of its **affiliates** or competitors, or pursuant to which you will or may receive any performance-related compensation or payment from any person or entity?

☐ Yes ☐ No

If yes, please describe below. Please attach such agreement, arrangement or understanding if in written form.

(i)   Do you, any of your **associates**, any stockholder of the Company who may nominate you for election as a director, or Stockholder Associated Person (as defined in the Company's by-laws) of any stockholder of the Company who may nominate you for election as a director have any agreement, arrangement or understanding with respect to (i) any future employment by the Company or its **affiliates** or Subsidiaries or (ii) any future transactions to which the Company or any of its **affiliates** or Subsidiaries will or may be a party?

☐ Yes ☐ No

If yes, please describe below. Please attach such agreement, arrangement or understanding if in written form.

(j)   Have you, any of your **associates**, any stockholder of the Company who may nominate you for election as a director, or Stockholder Associated Person (as defined in the Company's by-laws) of any stockholder of the Company who may nominate you for election as a director ever sent to the Company or the Company's auditor a whistleblower letter, or otherwise submitted any type of whistleblower complaint or concern to the Company, board of directors, whistleblower hotline or regulators? If so, please provide us with a copy of the whistleblower material (if the complaint was made in writing) or describe the content of the whistleblower material (if the complaint it was not made in writing).

(k)   Have you, any of your **associates**, any stockholder of the Company who may nominate you for election as a director, or any Stockholder Associated Person (as defined in the Company's by-laws) of any stockholder of the Company who may nominate you for election as a director had, within the past 12 months, any direct or indirect written or oral communications with a director or **executive officer** of the Company or a former director or **executive officer** of the Company? If yes, please provide the names of individuals contacted, the dates of such communications and a description of the subject of the communications.

11.   To your best knowledge, are you, is any **associate** of yours, is any stockholder of the Company who may nominate you for election as a director, or is any Stockholder Associated Person (as defined in the Company's by-laws) of any stockholder of the Company who may nominate you for election as a director an adverse party to the Company or any of its Subsidiaries in any pending legal, regulatory or administrative proceeding?

☐ Yes ☐ No

If yes, please describe such proceedings.

12.   To your best knowledge, do you, does any **associate** of yours, does any stockholder of the Company who may nominate you for election as a director, or does any Stockholder Associated Person (as defined in the Company's by-laws) of any stockholder of the Company who may nominate you for election as a director have an interest adverse to the Company or any of its Subsidiaries in any pending legal, regulatory or administrative proceeding?

☐ Yes ☐ No

If yes, please describe such interests.

13.   Are you aware of any pending, threatened or contemplated litigation against the Company, any of its Subsidiaries, or circumstances that could form the basis for any such action, other than matters which you know have been disclosed to the President or Chief Financial Officer of the Company?

☐ Yes ☐ No

If yes, please describe.

14. Please state:

(a) Have you ever been a party to any civil litigation, whether as plaintiff or defendant and whether settled, closed or currently pending?

☐ Yes ☐ No

(b) Has any petition under any federal or state bankruptcy or insolvency law ever been filed by or against, or a receiver, fiscal agent or similar officer been appointed by a court with respect to any business or property of, (i) you, (ii) any partnership in which you were a general partner at or within two years before the time of such filing or appointment, or (iii) any corporation or business association of which you were an **executive officer** at or within two years before the time of such filing or appointment?

☐ Yes ☐ No

(c) Have you ever been arrested for any reason?

☐ Yes ☐ No

(d) Have you ever been named, charged or convicted in a criminal proceeding, or are you currently a named subject in a pending criminal proceeding? You may exclude minor traffic violations.

☐ Yes ☐ No

(e) Have you ever been the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court, permanently or temporarily enjoining you from, or otherwise limiting, any of the activities listed below?

(i) acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the U.S. Commodity Futures Trading Commission, or an associated person of any of the foregoing;

(ii) acting as an investment advisor, underwriter, broker or dealer in securities, or as an **affiliated** person, director or employee of any investment company, bank, savings and loan association or insurance company;

11

(iii)   engaging in or continuing any conduct or practices in connection with any of the activities described in subparagraphs (i) or (ii) above;

(iv)   engaging in any type of business practice; or

(v)   engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of federal or state securities laws or federal commodities laws;

☐ Yes   ☐ No

(f)   Have you ever been the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any federal or state authority barring, suspending or otherwise limiting for more than 60 days your right or ability to engage in any of the activities described in subparagraphs (e)(i), (ii) or (iii) above, or to be associated with any person engaged in any such activity?

☐ Yes   ☐ No

(g)   Have you ever been found by a court in a civil action, or by the SEC or U.S. Commodity Futures Trading Commission, to have violated any federal or state securities law or any federal commodities law, unless the judgment in the civil action or the finding by the SEC or the U.S. Commodity Futures Trading Commission has been subsequently reversed, ~~suspend~~suspended or vacated?

☐ Yes   ☐ No

(h)   Have you ever been the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of any of:

(i)   any federal or state securities or commodities law or regulation;

(ii)   any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order; or

(iii)   any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity?

☐ Yes   ☐ No

(i)   Have you ever been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of:

(i)   any national securities exchange, registered securities association, or registered clearing agency;

(ii)   the Municipal Securities Rulemaking Board;

(iii)   a board of trade designated as a contract market under the Commodity Exchange Act;

(iv)   a derivatives transaction execution facility registered under Section 7a of the Commodity Exchange Act;

(v)   a derivatives clearing organization registered under Section 7a-1 of the Commodity Exchange Act;

(vi)   a board of trade designated as a contract market under Section 7b-1 of the Commodity Exchange Act;

(vii)   any electronic trading facility upon which a contract that the SEC has determined is a significant price discovery contract is executed or traded; or

(viii)   any exchange, association, entity or organization similar to those in subparagraphs (iii)–(vii) above that has disciplinary authority over its members or persons associated with a member?

☐ Yes ☐ No

If you answered yes to any of the items (a)–(i) above, please describe each such matter or event in detail (including without limitation the court or other forum in which such matter was conducted) and indicate the relevant date(s). Include in your explanation any mitigating circumstances the Company might explain in its Proxy Statement. Please use additional sheets to answer if necessary.

15.   Have you ever been the subject of any allegation or investigation concerning sexual misconduct or sexual harassment, or executed a confidentiality agreement with respect to the same? If yes, please explain.

16.   Do you have a history of substance abuse or mental or cognitive impairment that could affect your ability to serve capably as a director or officer of the Company? If yes, please explain.

17. *For directors and director nominees only.* Please describe in detail your reason(s) for wanting to serve on the Board, including any future plans for the Company's development and success and your long-term and short-term plans to increase the Company's value for its stockholders. Please specifically describe: (i) whether you have any plans to seek a change in the Company's strategic direction, senior management, capital allocation policy, capital structure, dividend or distribution policy, or advisory relationship; (ii) whether you have discussed such plans with any other person or entity; and (iii) whether any person or entity with whom you are affiliated has expressed any preference or expectation regarding those matters as a condition or inducement to your nomination.

18. Have you, any of your **associates**, any stockholder of the Company who may nominate you for election as a director, or Stockholder Associated Person (as defined in the Company's by-laws) of any stockholder of the Company who may nominate you for election as a director ever communicated any concerns about the Company or a director or **executive officer** of the Company to NYSE, the SEC, the Company's auditor, any federal, state, or foreign government authority, including any banking regulator, antitrust authority, tax authority or any other regulatory agency?

19. Have you had any communications with any of your **associates**, any stockholder of the Company who may nominate you for election as a director, or Stockholder Associated Person (as defined in the Company's by-laws) of any stockholder of the Company who may nominate you for election as a director or any third parties about plans or proposals with respect to the Company or a director ~~of~~or **executive officer** of the Company, the subject of which was:

(a) the Fifth Amended and Restated Advisory Agreement, dated as of April 23, 2018, by and between the Company, Braemar Hospitality Partnership, a Delaware limited partnership, Braemar TRS Corporation, a Delaware corporation, Ashford Inc., a

Maryland corporation, and Ashford Hospitality Advisors LLC, a Delaware limited liability company (as amended, the "Advisory Agreement");

(b) the Company's stock performance in comparison to competitors or otherwise; and/or

(c) a sale of the Company?

If yes to (a):

(i)   Please describe those communications. Who were the parties involved?

(ii)   Did you or any party to those communications suggest that the Advisory Agreement should be terminated?

If yes to (ii):

(x) What process was discussed for terminating the Advisory Agreement?

(y) Was paying the Termination Fee (as defined in the Advisory Agreement) discussed? If so, was a monetary figure calculated for the Termination Fee? If so, what monetary figure(s) was discussed and how was it calculated?

(z) Were other processes for terminating the Advisory Agreement discussed? If so, what processes were discussed?

If yes to (b) and/or (c):

(i)   Please describe those communications. Who were the parties involved?

(d) Attempted Acquisitions of the Company or Its Assets. Within the three years immediately preceding the date on which you complete this questionnaire, have you, any of your **associates**, any stockholder of the Company, or group of stockholders acting in concert, who has nominated or intends to nominate you for election as a director of the Company ("Nominating Stockholder"), or any Stockholder Associated Person (as defined in the Company's by-laws):

(i)   made, submitted, or communicated (whether orally or in writing, formally or informally, publicly or privately) any proposal, offer, expression of interest, or indication of interest to acquire, directly or indirectly, all or any portion of the equity securities of the Company, any Subsidiary, or any assets, properties, or businesses of the Company or any Subsidiary (whether through a merger, asset purchase, joint venture, sale-leaseback, foreclosure, recapitalization, or any other transaction or series of transactions)?

(ii)   engaged any financial advisor, investment bank, legal counsel, real estate broker, or other advisor or consultant in connection with any actual or contemplated acquisition of the Company, any Subsidiary, or any assets, properties, or businesses of the Company or any Subsidiary?

(iii)   been contacted by, or responded to any outreach from, any third party regarding the potential acquisition of the Company, any Subsidiary, or any assets, properties, or businesses of the Company or any Subsidiary, in any capacity, including as a potential buyer, co-investor, financing source, or advisor?

☐ Yes   ☐ No

If yes to any of (i), (ii), or (iii) above, please provide the following information for each such proposal, offer, expression of interest or indication of interest:

    (A) the identity of each person who made, participated in, or was aware of the proposal or offer;

    (B) the date on which the proposal or offer was first made, submitted, or communicated;

    (C) whether the proposal or offer was made in writing; if so, please attach a copy; if not, please describe the substance in as much detail as possible;

    (D) the specific assets, securities, or business(es) that were the subject of the proposal or offer;

    (E) the proposed structure of the transaction (e.g., all-cash purchase, stock-for-stock exchange, debt assumption, joint venture, asset purchase, management buyout, or other);

    (F) the proposed or indicative purchase price or valuation, including the basis for any such valuation (e.g., multiple of EBITDA, NAV, per-share price, or other methodology), and whether any such valuation was supported by any financial analysis, fairness opinion, or third-party appraisal;

    (G) the proposed source or sources of financing for the transaction, including whether any debt financing commitment, equity commitment, or staple financing was obtained or discussed;

    (H) whether any confidentiality agreement, non-disclosure agreement, letter of intent, term sheet, memorandum of understanding, or similar document was executed in connection with the proposal or offer; if so, please attach a copy or describe its material terms;

    (I) the current status of the proposal or offer (e.g., withdrawn, rejected by the Company, lapsed, or pending); and

    (J) whether the Company, or any of its representatives, responded to the proposal or offer; if so, please describe the nature and substance of that response to the extent known to you.

20. Identity, Ownership, and Interests of Nominating Stockholder.

(a) Identity and Contact Information. Please state the full legal name, principal business address, and jurisdiction of organization (if an entity) or country of residence (if a natural person) of each Nominating Stockholder and each Stockholder Associated Person.

(b) Securities Ownership. For each Nominating Stockholder and each Stockholder Associated Person, please state, as of the date you complete this questionnaire:

(i)	the number and class of shares of the Company's equity securities beneficially owned, and whether held of record or through an intermediary or nominee holder;
(ii)	the name and address of any nominee holder for any Company securities that are owned beneficially but not of record by any Nominating Stockholder or Stockholder Associated Person;
(iii)	the date on which each Nominating Stockholder or Stockholder Associated Person first acquired any beneficial ownership of the Company's equity securities;
(iv)	the aggregate purchase price paid in acquiring the current position in the Company's equity securities;
(v)	the investment intent of each Nominating Stockholder and each Stockholder Associated Person at the time of acquiring their current position in the Company's equity securities — specifically, whether the securities were acquired for investment purposes only, or with any intent to influence or change the control, management, strategic direction, or policies of the Company;
(vi)	any short interest held by any Nominating Stockholder or any Stockholder Associated Person in any Company securities, including any opportunity to profit or share in any benefit from any decrease in the price of any class of the Company's equity or debt securities; and
(vii)	whether any Nominating Stockholder or Stockholder Associated Person has filed a Schedule 13D, Schedule 13G, or Form 13F with respect to the Company's equity securities within the past three years, and if so, the date and ownership percentage reported in the most recent such filing.

(c) Recent Transactions. Has any Nominating Stockholder's or Stockholder Associated Person's beneficial ownership position in the Company's equity securities changed by more than 1% of the outstanding shares of any class within the 90 days preceding the date you complete this questionnaire? If yes, please describe each transaction, including the date, number of shares, and consideration paid or received.

☐ Yes ☐ No

(d) Commercial and Other Substantial Interests. Please disclose any substantial interest, direct or indirect, including any existing or prospective commercial, business, or contractual relationship with the Company or any Subsidiary, held by any Nominating Stockholder or any Stockholder Associated Person in the Company or any affiliate thereof, other than an interest arising solely from the ownership of Company securities where such person receives no extra or special benefit not shared on a pro rata basis by all other holders of the same class or series.

(e) Investment Strategy and Marketing Materials.

(i)	Please provide a description of the investment strategy or objective, if any, of each Nominating Stockholder and each Stockholder Associated Person that is not a natural person.
(ii)	Please provide a copy of any prospectus, offering memorandum, investor presentation, pitch book, marketing material, or similar document that has been provided to any third party, including current or prospective investors in any Nominating Stockholder or Stockholder Associated

Person, that contains or describes such entity's performance, personnel, investment thesis, or any plans or proposals with respect to the Company.

Please attach all such documents. If no such document references the Company, please so certify in writing below:

☐ I certify that no prospectus, offering memorandum, investor presentation, pitch book, marketing material, or similar document provided to any third party references the Company.

21. Derivative and Synthetic Positions of Nominating Stockholder. Does any Nominating Stockholder or any Stockholder Associated Person currently hold, or during the six months preceding the date of this questionnaire have or has held, any of the following positions or arrangements with respect to any class of the Company's equity or debt securities:

(a) any put option, call option, straddle, collar, or other option or derivative instrument, whether exchange-traded or over-the-counter, that derives its value from the price or value of the Company's securities?

(b) any total return swap, contract for differences, or other synthetic instrument that provides economic exposure to the Company's securities without direct ownership?

(c) any forward purchase or sale agreement with respect to the Company's securities?

(d) any stock loan or stock borrow arrangement with respect to the Company's securities?

(e) any net short position in the Company's securities, whether effected through borrowing shares, derivative instruments, or otherwise?

(f) any proxy or voting agreement, arrangement, or understanding the effect or intent of which is to increase or decrease the voting power of any Nominating Stockholder or Stockholder Associated Person in the Company disproportionately to their economic interest in the Company's securities?

(g) any other agreement, arrangement, or understanding the effect or intent of which is to manage risk or benefit from changes in the price of any Company securities for any Nominating Stockholder or Stockholder Associated Person?

☐ Yes   ☐ No

If yes to any of (a) through (g), please describe the instrument or arrangement, the notional amount or number of shares referenced, the counterparty (to the extent known), the date entered into, whether the position or arrangement remains in effect, and whether it creates a net long or net short economic exposure to the Company's securities.

22. Prior Activist Campaigns of Nominating Stockholder. Within the five years immediately preceding the date on which you complete this questionnaire, has any Nominating Stockholder, or any entity that controls, is controlled by, or is under common control with any Nominating Stockholder:

      (a) filed a Schedule 13D (as opposed to a Schedule 13G) with respect to the securities of any public company?

      (b) nominated or attempted to nominate any person for election as a director of any public company in a contested election?

      (c) submitted any stockholder proposal pursuant to Rule 14a-8 under the Securities Exchange Act of 1934 to any public company?

      (d) publicly demanded, or privately sought through any intermediary, a change in the board composition, senior management, strategic direction, capital allocation policy, dividend or distribution policy, or advisory arrangements of any public company?

      (e) filed or threatened to file any litigation against the board of directors or management of any public company in connection with the exercise of stockholder rights?

      ☐ Yes   ☐ No

If yes to any of the above, please identify the company involved, the nature of the action, the approximate date, and the outcome to the extent known.

23. Financing of Nomination Campaign.

      (a) Has any Nominating Stockholder, directly or indirectly, agreed to pay, reimburse, advance, or otherwise compensate any person or entity for any costs, fees, or expenses incurred in connection with your nomination, including without limitation legal fees, proxy solicitation fees, public relations fees, investment banking fees, or filing fees?

      ☐ Yes   ☐ No

(b) If yes, please identify each person or entity who has agreed to bear such costs, describe the nature and estimated amount of such costs, and state whether any such agreement is in writing.

(c) Has any Nominating Stockholder entered into any agreement, arrangement, or understanding with any other person or entity pursuant to which such other person or entity has agreed to contribute funds, securities, or other assets to support the campaign to elect you or any other person as a director of the Company?

☐ Yes ☐ No

If yes, please describe the arrangement in detail and attach any written agreements.

24. Coordination, Contacts, and Supporting Stockholders.

(a) Coordination with Other Stockholders. Has any Nominating Stockholder or any Stockholder Associated Person communicated, directly or indirectly, with any other holder of the Company's equity securities about:

(i) the election or removal of any director of the Company;
(ii) any change in the Company's strategic direction, management, capital structure, or advisory arrangements;
(iii) any proposal to be submitted at the Annual Meeting or any special meeting of the Company's stockholders; or
(iv) how any stockholder intends to vote its shares of the Company's equity securities at the Annual Meeting?

☐ Yes ☐ No

If yes to any of (i) through (iv), please identify, to the extent known, each person or entity contacted, the approximate date and substance of each communication, and whether any written materials were exchanged.

(b) Undisclosed Group Arrangements. To your knowledge, have any two or more stockholders of the Company entered into or agreed to enter into any voting agreement, co-investment arrangement, or other understanding with respect to the Company's equity securities that has not been publicly disclosed in a Schedule 13D filed with the SEC?

☐ Yes ☐ No

(c) Persons Contacted About Your Nomination. Please provide the name and address of any person who contacted, or was contacted by, any Nominating Stockholder or any Stockholder Associated Person about your nomination as a director of the Company, or about any other business proposal intended to be brought before the Annual Meeting, prior to the date of this questionnaire.

(d) Other Stockholders Supporting the Nomination. To the extent known to you or any Nominating Stockholder, please provide the name and address of any other stockholder of the Company who, as of the date of this questionnaire, supports your nomination for election as a director, or who supports any other business proposal that the Nominating Stockholder intends to bring before the Annual Meeting.

25. Relationship Between Nominating Stockholder and Nominee.

(a) Other than the nomination itself, does any Nominating Stockholder or any Stockholder Associated Person have any current, past, or proposed business, financial, investment, advisory, employment, consulting, or personal relationship with you?

☐ Yes ☐ No

(b) Has any Nominating Stockholder or any Stockholder Associated Person, directly or indirectly:

(i)	paid, agreed to pay, or promised to pay any amount to you in connection with your nomination or potential service as a director of the Company?
(ii)	agreed to indemnify or hold harmless you in connection with your nomination or service as a director?
(iii)	granted or agreed to grant you any economic interest in the Nominating Stockholder's or any Stockholder Associated Person's investment in the Company's securities, including any profits interest, carried interest, or right to share in gains?

☐ Yes ☐ No

If yes to any of the above, please describe the arrangement in full detail and attach any written agreements.

(c) Have you and any Nominating Stockholder, or any Stockholder Associated Person, agreed upon, or do you have any understanding regarding, the manner in which you would vote as a director, the positions you would advocate as a director, or any action you would take or seek to cause the Board of Directors to take if elected?

☐ Yes ☐ No

If yes, please describe.

26. Proxy Solicitation, Compliance Representations, and Agreement to Supplement.

      (a) Intent to Solicit Proxies. Does any Nominating Stockholder, any Stockholder Associated Person, or any of their respective affiliates, associates, or persons acting in concert with them intend to solicit proxies from holders of the Company's equity securities in support of your nomination or any other matter to be voted upon at the Annual Meeting, other than through a proxy card distributed solely by the Company?

☐ Yes ☐ No

If yes, please describe the planned solicitation, including the identity of the persons who will conduct the solicitation, the approximate number of stockholders to be solicited, and whether the Nominating Stockholder intends to file a proxy statement or use a universal proxy card pursuant to Rule 14a-19 under the Securities Exchange Act of 1934.

      (b) Completeness of Nomination Notice. Has the Nominating Stockholder delivered, or does it intend to deliver prior to the deadline specified on the cover of this questionnaire, a nomination notice to the Company's Corporate Secretary that contains all information required by the Company's advance-notice requirements?

☐ Yes ☐ No ☐ Not yet determined

      (c) Regulation 14A Disclosure. Please confirm that all information relating to the Nominating Stockholder, each Stockholder Associated Person, and yourself that would be required to be disclosed in connection with the solicitation of proxies pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended, has been or will be provided to the Company in connection with the nomination notice.

☐ Confirmed ☐ Unable to confirm — please explain:

      (d) Acknowledgment of Non-Compliance Consequences. Do you acknowledge that the Board of Directors or the chairman of the Annual Meeting may determine that your nomination does not comply with the Company's advance-notice requirements if: (i) the nomination notice is not timely delivered; (ii) the nomination notice does not contain all required information; or (iii) any information provided in this questionnaire or the nomination notice is materially incomplete, inaccurate, or misleading?

☐ Yes ☐ No

(e) Agreement to Supplement. Do you agree to promptly, and in any event within two (2) Business Days of becoming aware of any inaccuracy or change, supplement your responses to this questionnaire and the nomination notice if any information provided becomes inaccurate or incomplete at any time prior to the conclusion of the Annual Meeting?

☐ Yes   ☐ No

B.   **DIRECTOR COMPENSATION (directors only)**

Instruction: Only directors and director nominees need to complete this Part B. Please answer each of the questions below with respect to the Company's most recently completed fiscal year and any subsequent period through the date on which you completed this questionnaire.

1.   Please describe any compensation paid to you by a third party pursuant to any arrangement between the Company or any of its Subsidiaries and any such third party.

2.   Please describe any compensation paid to you by a third party directly or indirectly related to or resulting from your service to the Company or any of its Subsidiaries.

3.   Please describe any consulting fees earned from, or paid or payable by the Company and/or its Subsidiaries to you, including through joint ventures.

4.   Please describe any agreement or arrangement pursuant to which any **controlling person**, director or officer of the Company is insured or indemnified in any manner against any liability which he or she may incur in his or her capacity as such, other than pursuant to a statutory provision, charter provision, by-law, or provision of any agreement to which the Company is a party.

C.   **STOCK OWNERSHIP IN THE COMPANY**

1.   Please provide all information as of the date you completed this questionnaire.

(a)   How many shares of the Company's equity securities do you **beneficially own**? Include any shares held in any retirement, stock purchase or dividend reinvestment or other plan. Include also any shares that are subject to any buy-sell arrangement with the Company and any securities that you must hold to satisfy minimum stock ownership requirements or guidelines for directors or **executive officers** (such as "director qualifying shares"). The number of shares provided in response to this question will be included in the Proxy

Statement reflecting your total beneficial ownership. If you disclaim beneficial ownership of any shares that you have included in this amount (see Question C.11 below), such disclaimer may be set forth in a footnote to the stock ownership table in the Proxy Statement.

(b) With respect to the equity securities set forth in the preceding question, please indicate the number of equity securities as to which you possess the sole power to vote (or to direct the vote), sole power to dispose (or to direct the disposition) or shared power to so vote or dispose.

       (i)   Sole power to vote:

      (ii)   Shared power to vote:

     (iii)   Sole power to dispose:

     (iv)   Shared power to dispose:

      (v)   With respect to equity securities held in any retirement, stock purchase, stock dividend or other Company-sponsored plan, please indicate:

The number of equity securities, separately for each plan	Whether or not these equity securities are included in one of the four categories immediately above	The nature of your beneficial ownership if other than as a direct participant in the plan

2. If you answered yes to either items (b)(ii) or (b)(iv) above, please specify the person(s) or entities with whom the power is shared, and describe the arrangement by which you share the power to vote or dispose of the shares.

3. Do you have the right to acquire **beneficial ownership** of any shares of the Company's equity securities within 60 days after the date on which you completed this questionnaire pursuant to:

(a)   The exercise of any option, warrant or right?

☐ Yes ☐ No

(b)   The conversion of any security?

☐ Yes ☐ No

(c)   The power to revoke a trust, discretionary account or similar arrangement?

☐ Yes ☐ No

(d)   The automatic termination of a trust, discretionary account or similar arrangement?

☐ Yes ☐ No

If you answered yes to any of the above, please describe the details, including the number of shares that may be so acquired and whether you have included the shares in your response to Question C.1(a) above.

4.   How many shares of the Company's equity securities are **beneficially owned** by your spouse?

Are these shares included in your response to Question C.1(a) above?

☐ Yes ☐ No

5.   How many shares of the Company's equity securities are **beneficially owned** by any relative (of yours or your spouse) who lives with you?

Are these shares included in your response to Question C.1(a) above?

☐ Yes ☐ No

6.   Do you or your spouse or any relative (of yours or your spouse) who lives with you have a power of attorney or similar authorization to act on behalf of any person who **beneficially owns** any shares of the Company's equity securities? If yes, please indicate the number of shares and describe the nature of the power of attorney or other authorization.

☐ Yes ☐ No

Number of shares: _____

Description of arrangement:

7. How many shares of the Company's equity securities are **beneficially owned** by any corporation or organization with which you are **affiliated** as a director, officer, partner or the **beneficial owner** (directly or indirectly) of 10% or more of its equity securities?

    Are these shares included in your response to Question C.1(a) above?

    ☐ Yes ☐ No

8. How many shares of the Company's equity securities are **beneficially owned** by any trust or estate in which you have a beneficial interest?

    Are these shares included in your response to Question C.1(a) above?

    ☐ Yes ☐ No

9. How many shares of the Company's equity securities are **beneficially owned** by any trust or estate (not covered in Question C.8 above) for which you serve as trustee or in a similar fiduciary capacity?

    Are these shares included in your response to Question C.1(a) above?

    ☐ Yes ☐ No

10. Do any of the persons or entities described in Questions C.4 through C.9 above have the right to acquire **beneficial ownership** of any shares of the Company's equity securities within 60 days after the date on which you completed this questionnaire pursuant to:

    (a) The exercise of any option, warrant or right?

        ☐ Yes ☐ No

    (b) The conversion of any security?

        ☐ Yes ☐ No

    (c) The power to revoke a trust, discretionary account or similar arrangement?

        ☐ Yes ☐ No

(d)   The automatic termination of a trust, discretionary account or similar arrangement?

☐ Yes ☐ No

If you answered yes to any of the above, please describe the details, including the number of shares that may be so acquired. Please also indicate whether such shares are included in your response to Question C.1(a) above.

11.   Do you disclaim **beneficial ownership** of any or all of the shares mentioned in Questions C.4 through C.10 above?

☐ Yes ☐ No

If yes, please state those shares over which you wish to disclaim **beneficial ownership**.

12.   Are you a party to or do you know of any agreements or arrangements, including any pledge of the stock of the Company or any Subsidiary, or any trust or other plan, the effect of which may be to result in a change in control of the Company or any Subsidiary or which is designed to control or direct the voting of any shares of the Company's capital stock?

☐ Yes ☐ No

If yes, please describe each such arrangement.

13.   Do you, any **associate** of yours, any stockholder of the Company who may nominate you for election as a director, or any Stockholder Associated Person (as defined in the Company's by-laws) of any stockholder of the Company who may nominate you for election as a director hold more than 5% of any class of voting securities of the Company

pursuant to any voting trust or similar agreement or arrangement, or do you know of any such voting trust or similar agreement or arrangement?

☐ Yes ☐ No

If yes, please state (1) the title of such securities, (2) the amount held or to be held pursuant to the trust or agreement, and (3) the duration of the agreement.

Please give the names and addresses of the voting trustees and describe their voting rights and other powers under the trust or agreement.

14. (a) Are you a member of a group that **beneficially owns** more than 5% of any class of the Company's voting securities? If so, please describe the details below.

☐ Yes ☐ No

(b) Other than as publicly disclosed on a Schedule 13D or 13G, or included in the Company's last proxy statement, do you know of any individual, entity or group that **beneficially owns** more than 5% of any class of the Company's voting securities? If so, please describe the details below.

☐ Yes ☐ No

15. At any time since January 1, ~~2024~~2025, have any of the shares **beneficially owned** by you or described in Questions C.4 through C.10 above been, for any present or future obligation or borrowing:

(a) held in a margin account by a brokerage firm, bank or other party;

(b) held in a brokerage, cash management or other account which has a cash borrowing or similar feature;

(c)   pledged or otherwise made available in any manner as security or collateral (whether or not title and/or possession of such shares has been transferred);

(d)   subject to a negative pledge or similar arrangement under which you have agreed with a lender not to convey such shares to a third party or otherwise to encumber such shares; or

(e)   subject to any other kind of present or potential future lien, security interest or similar arrangement?

Please provide the following information even if no amounts are currently borrowed or otherwise outstanding, and even if there are other assets available to the brokerage firm, bank or other party to serve as collateral for any obligation or borrowing.

Please include information with respect to such shares even if any such arrangements would benefit another person but would not benefit you directly or indirectly.

If the answer to any of the questions in (a)-(e) above is yes, please indicate the number of such shares that are subject to any such arrangement and describe the details below.

☐ Yes   ☐ No

16.   Have you transferred any option awards or stock awards since January 1, ~~2024~~2025? If yes, please describe the option award or stock award and the details of the transfer below:

☐ Yes   ☐ No

(a)   If an option award was transferred other than for value, how many shares underlying the option award were transferred? Please describe the nature of the transfer.

(b)   If an option award was transferred for value, how many shares underlying the option award were transferred?

(c)   If an option award was transferred for value, what was the dollar value realized upon the transfer (less the exercise price of such options)?

(d)   If a stock award was transferred for value, how many shares underlying the stock award were transferred?

(e)   If a stock award was transferred for value, what was the dollar value realized upon the transfer?

17.   Have you, any of your associates, any stockholder of the Company who may nominate you for election as a director, or any Stockholder Associated Person engaged in any arrangement, whether through stock lending, record-date arbitrage, or any other mechanism, that results or could result in the voting of shares of the Company's equity securities by any person who does not bear the full economic risk of ownership of such shares (commonly referred to as "empty voting")? If yes, please describe.

☐ Yes ☐ No

D. TRANSACTIONS WITH THE COMPANY OR ANY SUBSIDIARY

1. Since January 1, ~~2022~~2023, have you, any **associate** of yours or any member of your **immediate family** had, or propose to have, any interest, directly or indirectly, in any transaction (or series of similar transactions), arrangement or relationship to which the Company, any of its Subsidiaries or any of its pension, retirement or similar plans was or is to be a participant? Please <u>note</u> you are deemed to have an indirect interest in a transaction between the Company and any entity with which you are **affiliated** as described in <u>Question C.7</u> above. Please note also that employment relationships should also be considered a "transaction" for purposes of responding to this question. If you answer "yes" to this question or the following question, please note that additional follow-up may be necessary.

    ☐ Yes ☐ No

    If yes, for each such transaction, please provide the following information:

    -   the name of such person;

    -   a description of the relationship to you and the Company;

    -   the nature of such person's interest in the transaction(s) (including such person's position(s) or relationships(s) with, or ownership in, a firm, corporation, or other entity that is party to, or has an interest in, such transaction);

    -   when such transaction(s) occurred or will occur;

    -   the amount of such transaction(s); and

    -   the amount of such person's interest in the transaction(s) (without regard to profit or loss).

    In the case of any lease or other transaction providing for periodic payments or installments other than financial transactions covered in the next question, please provide the following additional information:

    -   the aggregate amount of all periodic payments or installments due on or after January 1, ~~2022~~2023, including any required or optional payments due during or at the conclusion of the lease or other transaction providing for periodic payments or installments.

2. If you, any **associate** of yours or any member of your **immediate family** is or was at any time since January 1, ~~2022~~2023, or proposes to be, engaged, directly or indirectly, in any financial transaction (or series of similar transactions), arrangement or relationship (including any indebtedness or guarantee of indebtedness) in any amount involving the

Company, any of its Subsidiaries or any of their pension, retirement or similar plans as a participant, please indicate below the name of such person and indicate such person's relationship to you and the Company, the nature of the debt, the largest aggregate amount outstanding, the amount outstanding as of the date on which you completed this questionnaire, the amount of principal paid, the amount of interest paid, the rate of interest paid or charged thereon, the other material terms of the indebtedness, and a description of any collateral securing the indebtedness.

3.   Do you or any of your associates have any interest, direct or indirect, by security holdings or otherwise, in any matters to be acted upon at the Annual Meeting (other than elections to office or interests under option or retirement plans disclosed elsewhere in this questionnaire)?

☐ Yes   ☐ No

If yes, please describe such interest.

E.   TRADING PLANS AND ARRANGEMENTS INVOLVING COMPANY SECURITIES

1.   During ~~the~~ any fiscal quarter of the Company's most recently completed fiscal year, did you adopt, modify or terminate any contract, instruction, written plan or similar arrangement for the purchase or sale of the Company's securities that was either (1) a trading plan or arrangement that was intended to satisfy the affirmative defense conditions of Rule 10b5-1, also referred to as a "Rule 10b5-1 trading arrangement," and/or (2) a "non-Rule 10b5-1 trading arrangement"? Both terms are defined below. Please review these definitions and check "yes" or "no," as appropriate, and if your answer is "yes," check the relevant box(es) to indicate each fiscal quarter during which you adopted, modified or terminated any such plan.

☐ Yes

        ☐ First Quarter
        ☐ Second Quarter
        ☐ Third Quarter
        ☐ Fourth Quarter

☐ No

2.   With respect to the trading plans and arrangements described above, please check the appropriate box(es) below to indicate whether or not you intended the trading plan(s) or arrangement(s) to satisfy the conditions of Rule 10b5-1. If your answer is yes for either or both types of trading

plan or arrangement in any fiscal quarter(s), please check the appropriate box(es) below to indicate the quarter in which you adopted, modified or terminated the trading arrangement(s).

☐ Yes (Rule 10b5-1 Trading Arrangement)

    ☐ First Quarter
    ☐ Second Quarter
    ☐ Third Quarter
    ☐ Fourth Quarter

☐ No (Non-Rule 10b5-1 Trading Arrangement)

    ☐ First Quarter
    ☐ Second Quarter
    ☐ Third Quarter
    ☐ Fourth Quarter

3.   For each trading plan or arrangement identified in the preceding question, please describe briefly the material terms of each trading plan or arrangement, including to the extent applicable at least the information in (a), (b), (c) and (d) below. You are not required to state the price or describe any pricing formula with respect to the price(s) at which the trading plan or arrangement authorizes trading in the Company's securities.

     a.   The date on which you adopted, modified or terminated the trading plan or arrangement;

Date(s) of Adoption, Modification or Termination of Trading Plan(s) or Arrangement(s)			
Rule 10b5-1		**Non-Rule 10b5-1**	
Q1:		Q1:	
Q2:		Q2:	
Q3:		Q3:	
Q4:		Q4:	

     b.   The duration or termination date of the trading plan or arrangement; and

Duration or Termination Date(s) of Trading Plan(s) or Arrangement(s)			
Rule 10b5-1		**Non-Rule 10b5-1**	
Q1:		Q1:	
Q2:		Q2:	
Q3:		Q3:	
Q4:		Q4:	

     c.   The aggregate number of company securities to be purchased or sold pursuant to the trading plan or arrangement.

Aggregate Number of Company Securities

that may be Purchased or Sold pursuant to Trading Plan(s) or Arrangement(s)	
Rule 10b5-1	**Non-Rule 10b5-1**
Q1:	Q1:
Q2:	Q2:
Q3:	Q3:
Q4:	Q4:

Definitions

"**Rule 10b5–1 trading arrangement**" means a trading plan or arrangement that is intended to satisfy the conditions of the affirmative defense provided by Rule 10b5-1. These conditions include the following, among others:

1. You were not aware of material non-public information about the Company or its securities at the time of adoption; and

2. You entered into a binding contract to purchase or sell Company equity securities, or you instructed another person to purchase or sell Company equity securities for your account, or you adopted a written plan for trading securities; and

3. The contract, instruction or plan must satisfy one of the following conditions:

    (a) Specify the amount of Company equity securities to be purchased or sold and the price at which and date on which the securities are to be purchased or sold; or

    (b) Include a written formula or algorithm or computer program for determining the amount of securities to be purchased or sold and the price at which and the date on which the securities are to be purchased or sold; or

    (c) Not permit you to exercise any influence over how, when or whether purchases or sales of Company equity securities will be purchased or sold and any other person who exercised any such influence must not have been aware of material non-public information exercising such influence.

"**Non-Rule 10b5-1 trading arrangement**" means any trading plan or arrangement that is *not* a Rule 10b5-1 trading arrangement, as described above.

The Company needs the information in this section in connection with a requirement to disclose, for each fiscal quarter, whether any director or officer amended, modified or terminated any written trading plan or arrangements during that fiscal quarter. The Company's Form 10-K report will include this disclosure for the Company's fourth fiscal quarter.

F. RELATIONSHIPS WITH INDEPENDENT AUDITORS

Do you have or are you aware of any relationships with partners or employees of BDO USA, P.C., the Company's independent auditor, that might be viewed as affecting the independence of the Company's independent auditor or any partner or employee of the auditor who is involved in auditing the Company's financial statements or internal control over financial reporting? For purposes of this question, the term "**relationship**" includes but is not limited to social and other personal relationships.

☐ Yes ☐ No

G. COMPENSATION ADVISER RELATIONSHIPS
The Compensation Committee may retain or receive advice from one or more of the persons identified below (the "Advisers") who are employed by, or are partners or members of, the companies or firms (the "Firms") identified below.

Adviser / Consultant Name (Advisers)	Company / Firm Name (Firms)
Mark Gressle	Gressle & McGinley
Richard McGinley	Gressle & McGinley

1. Do you have any business or personal relationship with any of the Advisers or Firms or any **affiliate** of any of the Advisers or Firms, or have you had such a relationship with any of the Advisers or Firms or any **affiliate** of any of the Advisers or Firms since January 1, ~~2024~~2025? If "yes," please provide the information in the table below.

   ☐ Yes ☐ No

Relationship Period (Start-End Month/Year)	Name and Title of Adviser / Firm	Nature of Business or Personal Relationship

H. **BOARD CONFLICTS OF INTEREST, COMPETITIVE/COMPENSATION INTERLOCKS AND COMPANY CODE OF BUSINESS CONDUCT AND ETHICS**

1. Does the Board of Directors of the Company have a Compensation Committee (or other board committee performing equivalent functions)?

   ☐ Yes   ☐ No

   If yes, have you served as a member of such committee at any time on or after January 1, ~~2024~~2025? If yes, please name the committee.

   If no, have you participated in deliberations of the Company's Board of Directors concerning **executive officer** compensation at any time on or after January 1, ~~2024~~2025?

2. At any time on or after January 1, ~~2024~~2025, have you served as either a director, **executive officer**, or member of the compensation committee (or other board committee performing equivalent functions) of any entity other than the Company, including non-public entities (but excluding entities exempt from taxation under Section 501(c)(3) of the Internal Revenue Code)? If so, please provide the relevant information below.

   ☐ Yes   ☐ No

   Director of following entities:

   Executive officer of following entities:

   Member of Compensation Committee (or equivalent body, or Board of Directors if it determines executive compensation) of following entities:

3. Do you, or have you at any time on or after January 1, ~~2024~~2025, served as either a director or an officer of any business other than the Company, including non-public businesses, that had (a) total liabilities and stockholders' equity (*i.e.*, net worth as shown on its balance sheet) in excess of $51,380,000 as of the end of that business's most recent completed fiscal year and (b) revenues of $5,138,000 or more attributable to business operations that could be viewed as competing with the Company because of the nature of the other business's business operations and the geographical markets in which the other business operates? If so, please provide the name of the business in the space below.[1]

    ☐ Yes ☐ No

4. If the statement below is correct, check "yes" below. If the statement below is not correct, check the "no" box below. If your response is "no," please identify any affiliation, capacity and/or relationship below.

    No person affiliated with any entity with which I am also affiliated has been designated by that entity to serve as an officer or director for any company that could be viewed as competing with the Company. Without limiting the scope of this question and in order to avoid uncertainty, this question includes situations in which you have a relationship with or act as a representative of an entity (such as an investment firm), and another person that also has a relationship with or acts as a representative of the same entity serves as an officer or director of another company that could be viewed as competing with the Company. For purposes of this question, "compete" includes situations in which products or services (1) may be considered by customers or by the relevant industry to be interchangeable or similar in terms of the market for such products or services, (2) share similar production techniques or methods and are sold in similar geographic markets or to similar customers or (3) could be subject to potential action under U.S. antitrust laws.

    ☐ Yes ☐ No

5. Based on your review of your business and personal employment, investments and activities since January 1, ~~2024~~2025, are you currently in compliance with the Company's Code of Business Conduct and Ethics and Corporate Governance Guidelines? If you check "no," please explain.

    ☐ Yes ☐ No

---

[1] *Clayton Antitrust Act, 15 U.S.C. Sec. 8(a). The FTC updates these amounts annually. The most recent updates were effective upon publication ~~if~~in the Federal Register on January 22, 2025.*

6.   Do you have any knowledge of, or reason to believe, that there is an actual or potential conflict of interest between (i) yourself or the Company, its directors or its officers, and (ii) the compensation consultants employed by the Board of Directors or any committee of the Board of Directors (including its individual consultants)? If you check "yes," please explain below, describing the nature of the conflict of interest, identifying the individual compensation consultant and/or compensation consulting firm, and the nature of the actual or potential conflict of interest.

☐ Yes ☐ No

I.   IRAN-RELATED ACTIVITIES

Please note the following instructions when responding to the two questions in this Section I:

- In determining whether you have anything to report in response to the questions in this Section I, please note that "**affiliate**" as used in this Section I includes both U.S. and foreign entities.

- Because the Company is subject to ongoing disclosure requirements with respect to these matters each quarter, we also request that you inform us immediately if you or any of your **affiliates** engages, or plans to engage, in any of the activities described below at any time during ~~2025~~2026 or thereafter.

1.   Have you or any of your **affiliates** engaged in any transactions with, relating to, or benefiting Iran, its government (including its agencies, political subdivisions, and any entity controlled by it or acting on its behalf), or any persons or entities in Iran, whether such transactions are direct or indirect?

☐ Yes ☐ No

2.   Have you or any of your **affiliates** had any dealings with any person or entity whose property or interests in property are blocked by the U.S. government for reasons relating to terrorism or the proliferation of weapons of mass destruction pursuant to Executive Orders 13224 or 13382? For reference, a current list of these persons and entities may be found at https://sanctionssearch.ofac.treas.gov/ by selecting NPWMD and SDGT in the "Program" field and clicking "Search." Such persons or entities need not be located in or related to Iran.

☐ Yes ☐ No

J. DIRECTOR DIVERSITY (directors only)

The purpose of the questions below is to permit the Company to disclose, on an aggregated basis, the gender and demographic diversity of its directors in ~~2025~~2026. The Company requests that each director identify the gender and demographic category or categories in which you identify yourself below by checking the appropriate boxes in each part of the table below. The Company does not intend to disclose how individual directors self-identify, and will not do so unless you have consented to disclosure of gender and/or demographic information in connection with your biography that is included in the Company's proxy statement and/or on the Company's website. Your responses below should be based solely on how you choose to identify yourself.

Director Self-Identification Board Diversity Matrix	
Part I: Gender Self-Identification *Check one*	
Female	☐
Male	☐
Non-Binary	☐
Prefer not to disclose gender	☐
Part II: Demographic Self-Identification *Check each that applies* *Refer to definitions following these questions*	
African American or Black	☐
Alaskan Native or Native American	☐
Asian	☐
Hispanic or Latin	☐
Native Hawaiian or Pacific Islander	☐
White	☐
Two or More Races or Ethnicities *Please check this box if you checked more than one box for race/ethnicity above*	☐ *Note: if you self-identify in the "Two or More Races or Ethnicities" category, you must also check the appropriate boxes to indicate your self-identification in each individual category*
LGBTQ+	☐

Prefer not to disclose demographic background	☐
Part III: Supplemental Self-Identification (Optional) *Check each that applies*	
Military Veteran	☐
Person with Disability/Disabilities	☐
Middle Eastern	☐
North African	☐

Definitions
for
Director Self-Identification Board Diversity Matrix

The following definitions apply to the diversity self-identification questions above:

Non-Binary – Refers to genders that are not solely man or woman. Someone who is non-binary may have more than one gender, no gender, or their gender may not be in relation to the gender binary.

African American or Black (not of Hispanic or Latinx origin) – A person having origins in any of the Black racial groups of Africa.

Alaskan Native or Native American – A person having origins in any of the original peoples of North and South America (including Central America), and who maintain cultural identification through tribal affiliation or community recognition.

Asian – A person having origins in any of the original peoples of the Far East, Southeast Asia, or the Indian subcontinent, including, for example, Cambodia, China, India, Japan, Korea, Malaysia, Pakistan, the Philippine Islands, Thailand, and Vietnam.

Hispanic or Latin – A person of Cuban, Mexican, Puerto Rican, South or Central American, or other Spanish culture or origin, regardless of race. The term Latinx applies broadly to all gendered and gender-neutral forms that may be used by individuals of Latin American heritage, including individuals who self-identify as Latino/a/e.

Native Hawaiian or Pacific Islander – A person having origins in any of the peoples of Hawaii, Guam, Samoa, or other Pacific Islands.

White (not of Hispanic or Latinx origin) – A person having origins in any of the original peoples of Europe, the Middle East, or North Africa.[2]

---

[2] *If you self-identify as White but are of Middle Eastern or North African descent, and if the Company has included "Middle Eastern" and/or "North African" in a supplemental section of the Board Diversity Matrix question above, you can supplementally indicate that you self-identify as Middle Eastern or North African, but you should also indicate either that you self-identify as White or that you prefer not to disclose this information.*

Two or More Races or Ethnicities – A person who identifies with more than one of the above categories.

LGBTQ+ – A person who identifies as any of the following: lesbian, gay, bisexual, transgender or as a member of the queer community.

PART TWO - QUESTIONNAIRE FOR NON-EMPLOYEE MEMBERS OF THE BOARD OF DIRECTORS FOR DIRECTOR INDEPENDENCE, AUDIT COMMITTEE AND COMPENSATION COMMITTEE MATTERS

This Part Two is to be completed by the non-employee directors of the Company to assist the Board of Directors in making determinations concerning the qualifications of non-employee members of the Company's Board of Directors and Audit Committee that are required by New York Stock Exchange ("NYSE") listing standards and SEC rules. This Part Two will also be used to assist the Board of Directors in determining whether members of the Compensation Committee qualify as "non-employee directors" under SEC rules and as "outside directors" under the Internal Revenue Code of 1986 and the related regulations of the Internal Revenue Service. The purpose of this Part Two is to enable the Board of Directors to evaluate the Company's compliance with the following requirements:

Independence of Non-Employee Directors (Questions 1-7). NYSE rules require that a majority of the Company's directors must qualify as "independent" under NYSE rules. In order for a director to qualify as an "independent director" under the NYSE rules, the Board of Directors must affirmatively determine that the director has no material relationship with the Company. The NYSE rules also include a list of relationships that would prevent the Board of Directors from determining that a director is independent. The Company must disclose in its Proxy Statement the identity of its independent directors and any transactions, relationships or arrangements considered by the Board of Directors in determining that its independent directors are independent.

Qualifications of Audit Committee Members (Questions 8-13). NYSE and SEC rules impose additional qualifications on members of the Audit Committee. SEC rules require Audit Committee members to satisfy two supplemental independence standards not required for directors who are not members of the Audit Committee: (1) no Audit Committee member may accept any direct or indirect consulting, advisory or other compensatory fee from the Company or any of its subsidiaries other than normal compensation for service on the Board of Directors or a committee of the Company or a subsidiary and (2) no person who is an **affiliate** of the Company may serve on the Audit Committee. In addition to the requirements of SEC rules, NYSE rules also require that (1) each member of the Audit Committee must be "financially literate," or become financially literate within a reasonable period of time after appointment to the Audit Committee and (2) at least one member of the Audit Committee have accounting or related financial management expertise; this requirement is separate from status as an "audit committee financial expert" discussed below, but a director who is qualified in that capacity will satisfy this NYSE requirement.

Qualifications of Compensation Committee Members (Questions 8-10 and 16). As required by SEC rules, the NYSE has adopted rules that impose additional qualifications on members of the Compensation Committee. NYSE rules require the Company's Board of Directors to consider additional factors when making independence determinations for Compensation Committee members. Under NYSE rules, the Board of Directors must consider all factors specifically relevant to determining whether a director has a relationship to the Company that is material to that director's ability to be independent from management in connection with the duties of a member of the Compensation Committee, including but not limited to the following two factors: (1) the source of compensation of the director, including any consulting, advisory or other compensatory fees paid by the Company to the director, and whether the source of any such compensation would impair the director's ability to make independent judgments about the Company's executive compensation, and (2) whether the director is an **affiliate** of the Company, any of its subsidiaries, or any of its subsidiaries' **affiliates**, including whether the affiliate relationship places the director directly or indirectly under the control of the Company or its senior management, or creates a relationship between the director and members of the Company's senior management, in either case in a manner that would impair the director's ability to make independent judgments about the Company's executive compensation.

"Audit Committee Financial Expert" Status (Questions 14-15). SEC rules require the Company to disclose in its Form 10-K or proxy statement whether there is at least one "audit committee financial expert" serving on the Audit Committee. The Board of Directors must determine whether one or more members of the Audit Committee qualifies as an audit committee financial expert. This determination requires the Board of Directors to review the qualifications of potential experts under SEC rules. Questions 14 and 15 summarize the elements of the audit committee financial expert definition.

Compensation Committee "Outside Director" and "Non-Employee Director" Status (Questions 17-18). Members of the Compensation Committee should, in addition to qualifying as "independent" directors under NYSE rules, satisfy the requirements for certain exemptions under SEC and IRS rules. In order for certain compensatory transactions involving the Company's securities to qualify for the exemption from "short swing" profits recapture under Section 16(b) of the Securities Exchange Act of 1934 that is provided by SEC Rule 16b-3, members of the Compensation Committee must qualify as "non-employee directors" under SEC rules. In addition, in order to preserve the deductibility of certain compensation paid to executive officers, Compensation Committee members must qualify as "outside directors" under Section 162(m) of the Internal Revenue Code. Questions 17 and 18 are intended to assist the Board of Directors in determining whether members of the Compensation Committee satisfy these requirements.

Please note that NYSE listing standards and SEC rules effectively require the Company to monitor the independence of directors and members of the Audit Committee, Compensation Committee and Nominating/Corporate Governance Committee throughout the year. As a result, if there is any change or proposed change in the facts on which your answers to this questionnaire are based, it is important that you ~~to~~ notify ~~Alex Rose~~Jim Plohg at the Company by email at ▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮ or by telephone at ▮▮▮▮▮▮▮▮▮▮▮▮▮ at the earliest possible time.

Section 1: Independence Standards for Non-Employee Directors

All non-employee directors and nominees for director should answer Questions 1-7 below. Questions 1-6 are required by NYSE rules and relate to circumstances that would prevent the Board of Directors from determining that each director is "independent" under NYSE listing standards. If you answer "no" to each of these questions, the Board of Directors must still consider any information provided in response to Question ~~6~~7 in making a determination that you are independent.

1. Are you now, or have you been within the last three years, employed **in any capacity** by the Company, or is there any member of your **immediate family** who is now, or has been within the last three years, an executive officer of the Company, other than prior employment as Chairman, CEO or other executive officer on an interim basis?

   ☐ Yes ☐ No

2. Have you, or has any member of your **immediate family**, received during the last three years any direct compensation from the Company other than:

   - compensation for service on the Board of Directors or any of its committees;
   - pension or other forms of deferred compensation for prior service (provided that any such compensation is not contingent in any way on continued service);
   - compensation for former service as an interim Chairman, CEO or other executive officer; or
   - compensation paid to a member of your **immediate family** for service as an employee (other than an **executive officer**) of the Company?

   ☐ Yes ☐ No

   If you answered "yes" above, please describe the compensation received, including who received the compensation, what it was received for, the amount of any such compensation and when it was paid:

   Please note that the receipt by you or a member of your **immediate family** of more than $120,000 in direct compensation (not including any amounts in the four categories of exempt compensation above) during any 12-month period within the last three years will automatically disqualify you from being considered independent.

3. Has the Company made any payments or promises to make future donations to one or more charitable or not-for-profit organizations or similar entities (i) of which you or a member of your **immediate family** have been an officer, director or trustee in the past three years and/or (ii) for your benefit under a director legacy or similar charitable award program?

   ☐ Yes ☐ No

If you answered "yes" above, please describe such payments or promises, including the annual cost to the Company, in the space below:

4. Are you, or is any member of your **immediate family**, a current partner of a firm that is the Company's internal or external auditor?

    ☐ Yes ☐ No

    Are you a current employee of such a firm?

    ☐ Yes ☐ No

    Does any member of your **immediate family** who is a current employee of such a firm personally work on the Company's audit?

    ☐ Yes ☐ No

    Were you, or was any member of your **immediate family**, at any time within the past three years, a partner or employee of such a firm who personally worked on the Company's audit within that time period?

    ☐ Yes ☐ No

5. Are you, or is any member of your **immediate family**, now employed, or have you or any member of your **immediate family** been employed within the last three years, as an executive officer of another company for which any of the Company's present **executive officers** serve or served at the same time on the other company's compensation committee?

    ☐ Yes ☐ No

6. Please list all companies of which (i) you are a current employee or (ii) any member of your **immediate family** is a current executive officer or partner of, or owns in excess of a 10% equity interest, in any firm, corporation, or other business or professional entity (including self-employment and sole proprietorships), and provide the name(s) of the **immediate family** member and the entity in which he or she holds that position or interest and the amount of the **immediate family** member's equity or partnership interest. In addition, please provide the names of any **immediate family** members who share your household and information about their employment (principal occupation and employment, and name of employer).

Name of **Immediate Family** Member	Relationship to You	Name of **Immediate Family** Member's Business or Entity	Executive Officer or Ownership Position(s)

To your knowledge, has the Company made any payments to, or received any payments from, any of the companies listed above for property or services in any of the last three fiscal years or the current fiscal year (or are payments proposed to be made to or received from any such company in the future)?

☐ Yes ☐ No

If you answered "yes" above, please list the dates and amounts of such payments for each fiscal year (separately listing payments made to or received from each company), the other company receiving or making the payment and the amount of the other company's consolidated gross revenues for each fiscal year in which payments were made or are proposed to be made:

Please note that you will be automatically disqualified from being considered independent if the Company has made payments to, or received payments from, any of the companies listed above for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1 million or 2% of the other company's consolidated gross revenues for the relevant year.

Contributions to tax exempt organizations are not considered "payments" for purposes of the questions above. However, if you serve as an executive officer of any tax exempt organization to which the Company has, within the preceding three years, made any contributions in a single fiscal year exceeding the greater of $1 million or 2% of the tax exempt organization's consolidated gross revenues, the Company must disclose such contributions either in its proxy statement or on its website. Please list all tax exempt organizations for which you currently serve as an executive officer:

7.   Under NYSE rules, in order for a director to be classified as independent, the Board of Directors must make an affirmative determination that the director has no material relationship with the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company). Accordingly, the Board of Directors must evaluate – in addition to the answers to Questions 1-6 above – the materiality of **all existing and proposed relationships and all prior relationships** between any director who is to be determined independent under NYSE rules and the Company. In addition to the relationships with the Company referred to in this questionnaire, the Board of Directors should consider all relevant facts, which may include information about relationships with the Company's **executive officers** if appropriate under the circumstances. In this regard, NYSE rules state:

> . . . it is best that boards making "independence" determinations broadly consider all relevant facts and circumstances. In particular, when assessing the materiality of a director's relationship with the company, the board should consider the issue not merely

from the standpoint of the director, but also from that of persons or organizations with which the director has an affiliation. Material relationships can include commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationships, among others. However, as the concern is independence from management, the Exchange does not view ownership of even a significant amount of stock, by itself, as a bar to an independence finding.

Please list below **all direct and indirect relationships** (including, for example, relationships involving any business, nonprofit or other entity in which you serve as a partner, manager, director, trustee, officer, or significant stockholder or investor, or in which you have any significant financial interest) which the Board of Directors should consider in evaluating your independence.

- Please consider current and past relationships as well as any that are proposed.

- Please consider for this purpose any kind of relationship, such as commercial, industrial, banking, investment, consulting, legal, accounting, charitable, social or familial relationships.

- Please consider any current, past or proposed relationships that may be attributable to you indirectly as a result of a relationship or transaction that involves any member of your **immediate family**.

- Please consider for this purpose any passive investments in any privately held or publicly traded companies.

Please list any such relationships below or, if none, check "none."

☐ None

☐ I am disclosing the following relationships:

Section 2: Additional Independence Standards for Audit Committee and Compensation Committee Members

Please answer <u>Questions 8-10</u> only if you are a member of or nominee for the Audit Committee or the Compensation Committee. Members of the Audit Committee and Compensation Committee must meet the independence standards set forth in <u>Section 1</u> and the additional independence standards set forth below. For the Audit Committee: if you answer "yes" to any of <u>Questions 8</u>, <u>9</u> or <u>10</u>, or "yes" to <u>Question 11</u> or "no" to <u>Question 12</u> in <u>Section 3</u> below, it is unlikely that you will be able to serve on the Audit Committee. Under NYSE rules, at least one member of the Audit Committee must be able to answer "yes" to <u>Question 13</u>. For the Compensation Committee: if you answer "yes" to any of <u>Questions 8</u>, <u>9</u> or <u>10</u>, or "yes" to any of <u>Questions 16</u>, <u>17</u> or <u>18</u> in <u>Section 5</u> below, it is unlikely that you will be able to serve on the Compensation Committee.

8. Do you directly or indirectly **beneficially own** more than 10% of any class of the Company's voting equity securities?

   ☐ Yes ☐ No

   Please note that under SEC rules, **beneficial ownership** of 10% or less of any class of the Company's voting equity securities is deemed not to result in **affiliate** status. If your **beneficial ownership** exceeds 10%, your status as an **affiliate** of the Company will depend on facts and circumstances to be evaluated by the Board of Directors.

9. Are you an "**affiliate**" of the Company, any subsidiary of the Company or any **affiliate** of any subsidiary of the Company, other than because of your service as a member of the Board of Directors or any of its committees? Please review the definition of "**affiliate**" when answering this question.

   ☐ Yes ☐ No

   If yes, please describe the affiliation:

10. Have you accepted payments, or are you a party to any existing or proposed written or oral contract or other arrangement that provides for payments, directly or indirectly, to you from the Company or any of its subsidiaries of any accounting, consulting, advisory, legal, investment banking or financial advisory or any other compensatory fee (excluding fixed payments under retirement plans and deferred compensation for prior service to the Company, provided that such compensation is not contingent in any way on continued service), other than compensation for service as a member of the Board of Directors or any of its committees (or the board of directors or committees of a subsidiary of the Company)?

    ☐ Yes ☐ No

    Has your spouse, any minor child or stepchild of yours, or any child or stepchild of yours who shares your home, accepted payments, or is any such person a party to any existing or proposed written or oral contract or any other arrangement that provides for payments, directly or indirectly, of any accounting, consulting, advisory, legal, investment banking or financial advisory or any other compensatory fee from the Company or any of its subsidiaries to that individual? Please note that the family members included in this question differ from those defined as your "**immediate family**" for purposes of answering Questions 1-7 above.

☐ Yes ☐ No

Has any entity (1) in which you are a partner, member, managing director or executive officer, or in which you occupy a similar position, and (2) which provides accounting, consulting, advisory, legal, investment banking, financial advisory or any similar services, accepted payments, or is such entity a party to any existing or proposed written or oral contract or any other arrangement which provides for payments, directly or indirectly, to that entity of any accounting, consulting, advisory, legal, investment banking or financial advisory or any other compensatory fee from the Company or any of its subsidiaries?

☐ Yes ☐ No

If you answered "yes" to any of the questions above, please provide details of such payments or arrangements in the space below.

Audit Committee members and nominees should also complete Section 3 (and Section 4 if they may be designated as an "audit committee financial expert").

Compensation Committee members and nominees should also complete Section 5.

Section 3: Additional Qualifications for Audit Committee Members

Please answer Questions 11-13 only if you are a member of or nominee for the Audit Committee.

11. Do you currently, or did you during the past year, serve on the audit committees of more than three public companies, including current or proposed service on the Company's audit committee? Please note that service on more than three audit committees may require the Board of Directors to determine that such service will not impair your ability to serve effectively on the Company's audit committee and may require the Company to include related disclosure either in its proxy statement or on its website.

    ☐ Yes ☐ No

    If "yes," please list those companies below:

12. *Financial Literacy*. Do you believe that you are able to read and understand fundamental financial statements, including a company's balance sheet, income statement and cash flow statement?

    ☐ Yes ☐ No

    If you answered "yes" to this question please provide a brief description of your background and/or the circumstances that support your answer unless you have previously provided this information and there has been no change in the relevant facts and circumstances:

13. *Accounting/Financial Expertise*. NYSE rules require that at least one member of the Audit Committee must have accounting or related financial management expertise, as determined by the Board of Directors in its business judgment. This requirement is separate from status as an "audit committee financial expert," which is the subject of Section ~~3~~4 of this questionnaire. Do you believe that you have accounting or related financial management expertise?

    ☐ Yes ☐ No

    If you answered "yes" to this question, please provide a brief description of your education, experience and/or any other factors that support your answer:

Section 4: "Audit Committee Financial Expert" Status

Please answer <u>Questions 14-15</u> if you believe you qualify for designation as an "audit committee financial expert" as defined in the SEC rules summarized below.

14.   Audit Committee Financial Expert Status

      (a)   *Expertise Criteria*. Do you have each of the following measures of financial expertise (to qualify as an "audit committee financial expert," each item in (a) must be "yes"):

- an understanding of U.S. generally accepted accounting principles and financial statements;

    ☐ Yes ☐ No

- the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

    ☐ Yes ☐ No

- experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company's financial statements, or experience actively supervising one or more persons engaged in such activities;

    ☐ Yes ☐ No

- an understanding of internal control over financial reporting and procedures for financial reporting; and

    ☐ Yes ☐ No

- an understanding of audit committee functions?

    ☐ Yes ☐ No

      (b)   *Experience Criteria*. Have you acquired the above financial expertise through one or more of the following ways? Please note that an audit committee financial expert must have acquired the attributes listed in subsection (a) above in at least one of the ways listed below.

- Do you have education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions?

    ☐ Yes ☐ No

If you answered "yes" to the preceding question, please list applicable education and experience:

- Do you have experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions? For purposes of this question, "actively supervising" means a person who participates in, and contributes to, the process of addressing, although at a supervisory level, the same general types of issues regarding preparation, auditing, analysis or evaluation of financial statements as those addressed by the person or persons being supervised, and the person with active supervisory experience should have experience that has contributed to the general expertise necessary to prepare, audit, analyze or evaluate financial statements that is at least comparable to the general expertise of those being supervised. Note that the SEC has stated that "[a] principal executive officer should not be presumed to qualify" as an active supervisor, and the SEC has further stated that "[a] principal executive officer with considerable operations involvement, but little financial or accounting involvement, likely would not be exercising the necessary active supervision."

  ☐ Yes ☐ No

If you answered "yes" to the preceding question, please list applicable supervisory positions:

- Do you have experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements?

  ☐ Yes ☐ No

If you answered "yes" to the preceding question, please list applicable oversight or assessment positions:

- Do you have other relevant experience that you believe is equivalent to the experience listed in any of the three bullet points above?

  ☐ Yes ☐ No

If you answered "yes" to the preceding question, please describe the relevant experience:

Please note that if the Board of Directors determines that you qualify as an audit committee financial expert under the factors listed in the last question above, the Company is required to disclose the relevant experience that is the basis for its determination in the Company's proxy statement.

15. Board Review of Financial Expert Status

If you answered "yes" to all items in <u>Question 14(a)</u> and at least one item in <u>Question 14(b)</u>, SEC guidelines provide that the Board of Directors will consider all available facts and circumstances in making its determination whether you qualify as an "audit committee financial expert," including your answers to the following questions:

- Please describe the level of your accounting or financial education, including whether you earned an advanced degree in finance or accounting:

- Are you a certified public accountant, or the equivalent, in good standing?

  ☐ Yes ☐ No

If "Yes," please state the length of time that you actively have practiced as a certified public accountant, or the equivalent:

- Are you certified or otherwise identified as having accounting or financial experience by a recognized private body that establishes and administers standards with respect to such expertise, and are you in good standing with the recognized private body?

  ☐ Yes ☐ No

If you answered "yes" to the preceding question, please state the length of time that you have been actively certified or identified as having this expertise:

- Have you served as a principal financial officer, controller or principal accounting officer of a company that, at the time you held such position, was required by law to file periodic reports with the SEC?

  ☐ Yes ☐ No

If you answered "yes" to the preceding question, please state for how long:

- Describe your specific duties while serving as a public accountant, auditor, principal financial officer, controller, principal accounting officer or position involving the performance of similar functions:

- Describe your level of familiarity and experience with all applicable laws and regulations regarding the preparation of financial statements that must be included in reports filed under section 13(a) or 15(d) of the Securities Exchange Act of 1934:

- Describe the level and amount of your direct experience reviewing, preparing, auditing or analyzing financial statements that must be included in reports filed under section 13(a) or 15(d) of the Securities Exchange Act of 1934:

- Describe your past or current membership on audit committees of companies that, at the time you held such membership, were required to file reports pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934:

- Describe your level of familiarity and experience with the use and analysis of financial statements of public companies:

- Describe any other relevant qualifications or experience you have that would assist you in understanding and evaluating the Company's financial statements and other financial information and to make knowledgeable and thorough inquiries whether:

  - the financial statements fairly present the financial condition, results of operations and cash flows of the Company in accordance with generally accepted accounting principles; and

  - the financial statements and other financial information, taken together, fairly present the financial condition, results of operations and cash flows of the Company (i.e., whether or not technically compliant with GAAP).

- Have you participated in the preparation of the financial statements of the Company or its **affiliates** or Subsidiaries at any time during the past three years?

☐ Yes ☐ No

If you answered "yes" to the preceding question, please explain:

Section 5: Additional Qualifications for Compensation Committee Members

Please answer <u>Questions 16-18</u> only if you are a member of or nominee for the Compensation Committee.

In addition to the questions in <u>Sections 1</u> and <u>2</u> above, NYSE rules require that the Board of Directors must consider all factors specifically relevant to determining whether a director who will serve as a member of the Compensation Committee has a relationship to the Company that is material to that director's ability to be independent from management in connection with the duties of a Compensation Committee member when the Board of Directors makes its affirmative determination regarding the independence of any director who will serve on the Compensation Committee of the Company, including, but not limited to:

- the source of compensation of such director, including any consulting, advisory or other compensatory fee paid by the Company or any other person or entity to the director, considering specifically whether the source of such compensation would impair the director's ability to make independent judgments about the Company's executive compensation; and

- whether the director is affiliated with the Company, a subsidiary of the Company or an affiliate of a subsidiary of the Company, considering specifically whether the affiliate relationship places the director under the direct or indirect control of the Company or its senior management, or creates a direct relationship between the director and members of senior management, in each case of a nature that would impair the director's ability to make independent judgments about the Company's executive compensation.

16. Are you aware of any additional factors (including any compensation you receive, directly or indirectly, from the Company or any other source) that could be material to your ability to be independent from the Company's management in connection with the duties of a member of the Compensation Committee, including your ability to make independent judgments about the Company's executive compensation?

☐ Yes ☐ No

If yes, please describe such additional factors:

17. *Non-Employee Director Status under SEC Rule 16b-3.* This rule provides an exemption from short swing profit recovery under Section 16(b) of the Securities Exchange Act of 1934 for certain transactions under the Company's equity incentive plans if approved in advance by the

Company's Board of Directors or by a committee composed solely of two or more "non-employee directors."

(a)   Since January 1, ~~2021~~2023, have you or any member of your **immediate family** received payments of more than $120,000 from the Company, directly or indirectly, other than for service as a director of the Company?

☐ Yes ☐ No

(b)   Is there any currently proposed transaction or relationship involving you or any member of your **immediate family** that would potentially result in you or an **immediate family** member receiving payments of more than $120,000 from the Company, directly or indirectly, other than for service as a director of the Company?

☐ Yes ☐ No

Please note that although a "yes" answer to any of part of this Question 17 will not necessarily disqualify you from serving as a "non-employee director," additional review will be required to determine whether you satisfy the SEC requirements for service in that capacity.

18.   *Section 162(m) Outside Director Status*. The Internal Revenue Code limits the Company's ability to deduct certain grandfathered performance-based compensation paid to certain officers if, among many other conditions, a committee of "outside directors" (as defined in the tax regulations) has not approved the compensatory arrangement and certified achievement of the relevant performance criteria.

(a)   Are you a former employee of the Company receiving, or who has received in the previous taxable year, compensation from the Company for past services (other than tax-qualified retirement plan benefits)?

☐ Yes ☐ No

(b)   Have you ever been an officer of the Company?

☐ Yes ☐ No

(c)   Either:

• Do you receive or have you received from the Company, in the Company's current or previous taxable year, any direct or indirect payments, or is the Company now contractually obligated to pay you directly or indirectly, for goods or services in any capacity other than as a director?

or

• Does the Company make or has the Company made in the Company's current or previous taxable year, or is the Company now contractually obligated to make, any payments for goods or services to any business, professional or other entity (1) that employs you, (2) to which you render any substantial services, or (3) in which you have at least a 5% ownership interest?

☐ Yes ☐ No

Note: This section (c) does not set forth the full, complex remuneration test of the income tax regulations under Section 162(m). If you answer "yes," further review will be required in order to determine whether you qualify as an "outside director" under Treas. Reg. Section 1.162-27(e)(3). There are "de minimis" and timing exceptions that may or may not permit service on the committee depending on an analysis of the applicable facts (including your percentage ownership of an entity, amount of payments, amount of gross revenues of the entity, timing and other factors).

PART THREE – RULE 506(D) AND RULE 506(E) "BAD ACTOR" EVENTS

The purpose of this Part Three is to obtain information in connection with potential offering(s) of securities by the Company under Rule 506 under the Securities Act of 1933 (the "Securities Act").

1.   During the past ten years, have you been convicted of any felony or misdemeanor:

      (i)   in connection with the purchase or sale of any security,

      (ii)   involving the making of any false filing with the U.S. Securities and Exchange Commission (the "SEC"), or

      (iii)   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities?

☐ Yes ☐ No

2.   Are you subject to any order, judgment or decree of any court that restrains or enjoins you from engaging or continuing to engage in any conduct or practice:

      (i)   in connection with the purchase or sale of any security,

      (ii)   involving the making of any false filing with the SEC, or

      (iii)   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities?

☐ Yes ☐ No

3.   Are you subject to any final order[3] of any state securities commission (or state agency or officer that performs a similar function); any state authority that supervises or examines banks, savings associations or credit unions; any state insurance commission (or state agency or officer that performs a similar function); any federal banking agency; the U.S. Commodity Futures Trading Commission; or the U.S. National Credit Union Administration that:

      (i)   bars you from (A) association with an entity regulated by such commission, authority, agency or officer; (B) engaging in the business of securities, insurance or banking; or (C) engaging in savings association or credit union activities, or

      (ii)   constitutes a final order entered into within the past ten years based on a violation of any law or regulation that prohibits fraudulent, manipulative, or deceptive conduct?

☐ Yes ☐ No

4.   Are you subject to any SEC order issued pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 (the "Advisers Act") that:

      (i)   suspends or revokes your registration as a broker, dealer, municipal securities dealer, or investment adviser,

---

[3] *A "final order" is defined under Rule 501(g) as a written directive or declaratory statement issued by a federal or state agency described in Rule 506(d)(1)(iii) under applicable statutory authority that provides for notice and an opportunity for a hearing, and that constitutes a final disposition or action by such federal or state agency.*

(ii)   places limitations on your activities, functions, or operations; or

(iii)   bars you from being associated with any particular entity or class of entities or from participating in the offering of any penny stock?

☐ Yes   ☐ No

5.   Are you subject to any order of the SEC, entered within the past five years, that orders you to cease and desist from committing or causing a violation or future violation of:

(i)   any scienter-based anti-fraud provision of the U.S. federal securities laws[4], or

(ii)   Section 5 of the Securities Act?

☐ Yes   ☐ No

6.   Have you been suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes   ☐ No

7.   Have you been named as an underwriter in any registration statement or Regulation A offering statement filed with the SEC that:

(i)   during the past five years, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or

(ii)   is currently the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes   ☐ No

8.   Are you subject to a U.S. Postal Service false representation order entered within the past five years?

☐ Yes   ☐ No

9.   Are you currently subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the U.S. Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes   ☐ No

10.   Please describe any facts or circumstances that caused you to answer "yes" to any question above (indicating the corresponding question number). Attach additional pages if necessary.

---

[4] *These include, without limitation, Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Advisers Act.*

PART FOUR – FORM 5 AND SECTION 16 REPORTING

As a director or **executive officer** of the Company, you are subject to the reporting requirements of Section 16(a) of the Securities Exchange Act of 1934. These rules may require you to file, within 45 days after the end of the Company's most recently completed fiscal year (*i.e.*, by February 14, ~~2025~~2026), an Annual Statement of Changes in Beneficial Ownership on Form 5 with the SEC. Form 5 is used to report any transactions in the Company's equity securities that you engaged in during the Company's most recently completed fiscal year that were not previously reported on a Form 4, other than certain types of transactions that are exempt from reporting. These reporting requirements are summarized in Section 1 below.

For your convenience, the Company coordinates the filing of Forms 3, 4 and 5 on behalf of all **executive officers** and directors. Attached are copies of all Form 3 and Form 4 filings made on your behalf, if any, during the Company's most recently completed fiscal year. Due to the complexity of the reporting requirements, if you are required to file a Form 5, the Company will (with your cooperation and unless you request otherwise) prepare and file the Form 5 on your behalf. The Form 5 must be filed electronically with the SEC's EDGAR system not later than February 14, ~~2025~~2026.

Please note that in reporting your transactions in the Company's equity securities, you should report all changes in your "beneficial ownership," which generally includes (i) any shares you own directly or indirectly, (ii) any shares owned by members of your **immediate family** living in your household, (iii) any other shares in which you have the opportunity to profit from the trading of such shares, and (iv) any changes in your ownership of options and other derivative securities.

Although the Company assists directors and **executive officers** in the preparation and filing of Form 4 and Form 5 reports, the proper filing of these reports remains the responsibility of each **executive officer** and director, and the Company is not responsible for any liability arising from your transactions in the Company's equity securities or the reporting of those transactions.

Section 1: Background

Under the SEC's Section 16 rules, nearly all transactions in the Company's equity securities (for example, purchases, sales and option exercises) must be reported on Form 4 within two business days after the trade date.

Limited types of transactions are eligible for deferred annual reporting, however, and other types of transactions are not required to be reported but should be reflected in the end-of-period balance shown on a Form 5 (or, alternatively, on a Form 4 filed before the date on which a Form 5 would be due). The discussion below summarizes how SEC Form 5 reporting requirements apply to any transactions of these types involving Company securities that you may have executed during the Company's most recently completed fiscal year.

1. The following transactions are exempt from Form 4 reporting but are required to be reported on Form 5 unless they have previously been reported voluntarily on a Form 4. These are referred to in this questionnaire as "**Form 5 Transactions**."

- *Exempt Transactions*. The most common types of transactions that are currently exempt from the Form 4 two-business day filing requirement are acquisitions of the Company's equity securities that are either (1) acquired as a bona fide gift or (2) acquired in a transfer that occurs pursuant to a will or the laws of descent and distribution.

  Dispositions of the Company's equity securities in bona fide gift transactions must be reported on Form 4 and are not Form 5 Transactions for purposes of this questionnaire. If you acquired or disposed of Company shares in one or more bona fide gift transactions and no Form 4 was filed to report the transaction(s), please contact the Company immediately.

- *Small Acquisitions*. Generally, any acquisition or series of acquisitions of equity securities in a six-month period during the Company's most recently completed fiscal year that did not exceed $10,000 in market value in the aggregate. The deferred reporting available for "small acquisitions" does not apply to exercises of stock options or other acquisitions of securities from the Company or a Company-sponsored employee benefit plan.

2. The following types of transactions are not reportable on Form 5 but should be reflected in end-of-period holdings on the reporting individual's Form 5 report. These are referred to in this questionnaire as "**Non-Reportable Transactions**." The correct manner to reflect these holdings is to add them to the number of Company securities shown in column 5 of Form 5 and include a footnote indicating that "the number of shares shown includes [___] shares acquired through the reporting individual's participation in the Company's [name of plan]."

- *DRIPs*. Any acquisition of securities through the reinvestment of dividends pursuant to a broad-based stockholder dividend reinvestment plan. This does not include purchases through optional cash payments.

- *Tax Conditioned Plans*. Any routine, periodic acquisitions made pursuant to a tax conditioned plan (for example, Section 401(k) plans and employee stock purchase plans, and certain other broad-based plans that meet the coverage and participation requirements of the Internal Revenue Code). *This does not include "discretionary transactions" (generally, transfers into or out of a Company stock account or volitional cash withdrawals or loans) covered by Rule 16b-3(b)(1)*.

Section 2: Form 5 Information

1.   (A)   Please review the holdings and/or transactions engaged in by you and reported on the attached Forms 3 and/or 4, if any, filed on your behalf by the Company with respect to transactions that occurred during the Company's most recently completed fiscal year. Other than Non-Reportable Transactions and those holdings and/or transactions reported on the attached Forms 3 and/or Form 4, did you engage in any transactions involving the Company's equity securities during the Company's most recently completed fiscal year?

    ☐ Yes   ☐ No

    Note: If you checked "No," please skip below to <u>Section 3</u>. If you checked "Yes," please answer questions (B1) and (B2) in the spaces provided below. Please attach additional sheets if necessary.

    (B1)   *Form 5 Transactions*. Please describe in the space below any Form 5 Transactions, as described in Section 1 above, in the Company's equity securities occurring on or after January 1, 2023 that have not been voluntarily reported on one of the attached Form 4 reports. Please specify the nature of the transaction, the date, the amount of securities involved and the price, if applicable.

    Dispositions of the Company's equity securities in bona fide gift transactions are not Form 5 Transactions for purposes of this questionnaire and should be described under "Delinquent Transactions" immediately below.

    (B2)   *Delinquent Transactions*. Please describe in the space below any holdings of or transactions in the Company's equity securities that were required to be reported to the SEC on Form 3 or Form 4 during the Company's most recently completed fiscal year that have not been previously reported.

    Note: If you answered "None" to both (B1) and (B2), then "No" in (A) above should have been checked. Please review your responses.

Section 3: "No Form 5 Filing Due" Statement

If no Form 5 filing is due (that is, if you checked "No" in (A) above, or the answer to both of questions (B1) and (B2) in ~~Part II~~Section 2 above was "none"), your signature on this questionnaire confirms that you have reviewed (1) the requirements for filing Form 5 as set forth above, (2) all of your holdings and transactions in the Company's equity securities during the Company's most recently completed fiscal year and (3) all Form 3 and Form 4 filings made by you or on your behalf during that period. On the basis of this review, you represent that you are not required to file a Form 5 for the Company's most recently completed fiscal year and agree that the Company may retain this Part Four and provide it to the SEC upon request.

PART FIVE – FOREIGN CORRUPT PRACTICES ACT MATTERS

Please note the following instructions when responding to the questions in this Part Five:

- Each question applies to activities or conduct both inside and outside the United States.

- The terms "payments" and "contributions" include cash, hard goods, services, use of property and anything else of value.

- References to the "Company" include any direct or indirect subsidiary of the Company (whether or not majority-owned by the Company), any parent of the Company, and any other entity that controls, is controlled by, or is under common control with, the Company.

- The term "control" means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of the relevant entity, whether through the ownership of voting securities, by contract, or otherwise. A "control person" or "controlling person" is a person who has the ability, directly or indirectly, to exercise control with respect to the relevant entity or its management or policies.

- The term "indirectly" includes acts done through intermediaries, such as payments to sales agents or representatives that are passed on in whole or in part to purchasers, or compensation or reimbursement to persons in consideration for their acts.

- Please include not only matters concerning which you have direct personal knowledge but also all matters that you have reason to believe may have occurred or existed (that is, any matters that you may not be certain occurred from your own direct or personal knowledge but as to which you are aware of credible information that gives you reason to believe that the matter may have occurred or existed).

1. To your knowledge, has the Company, any of its subsidiaries, or any of their directors, officers, employees, agents, consultants or representatives, in the course of its or any of their actions for or on behalf of any of them, at any time:

- Offered or provided any bribes, kickbacks or any other payments or anything of value to any foreign officials or their relatives, to obtain or retain business or to gain favorable treatment with regard to business?

  ☐ Yes ☐ No

- Offered or provided any bribes or kickbacks, or any other payments or anything of value to persons other than foreign officials, or to relatives of such persons, to obtain or retain business or to gain favorable treatment with regard to business?

  ☐ Yes ☐ No

- Made any contributions to any political party, political candidate or holder of governmental office?

  ☐ Yes ☐ No

- Created or maintained any bank accounts, funds or pools of funds without such accounts being accurately recorded or identified in the Company's books and records, or as to which the receipts and disbursements from these accounts have not been accurately recorded or identified in the Company's books and records?

  ☐ Yes ☐ No

- Submitted, or caused to be submitted, any receipts or other requests for disbursements, the actual nature of which have been "disguised," hidden or otherwise not fully documented in the Company's books and records?

  ☐ Yes ☐ No

- Paid, or caused to be paid, any fees to consultants or commercial agents that exceeded the reasonable value of the services purported to have been rendered?

  ☐ Yes ☐ No

- Made, or caused to be made, any payments or reimbursements to personnel of the Company for the purposes of enabling them to do anything referred to in the questions above?

  ☐ Yes ☐ No

If you answered "yes" to any of these questions, please provide details below:

PART SIX – DIRECTOR ATTENDANCE AT MEETINGS; AGREEMENT TO SERVE AS A DIRECTOR

Please answer the Questions in this Part Six only if you are a director or director nominee.

1. **Attendance at Board and Committee Meetings**:

    Please provide the total number of meetings (including regularly scheduled and special meetings) that you attended during ~~2024~~2025 of (i) the Company's ~~board of directors~~Board of Directors and (ii) each of the committees of the board of directors, if any, on which you serve or served during ~~2024~~2025.

    Board of Directors Meetings _____ _____

    Audit Committee _____ _____

    Compensation Committee _____ _____

    Nominating and Corporate Governance Committee _____ _____

    Related Party Transactions Committee _____ _____

2. **Attendance at the ~~2024~~2025 Annual Meeting of Stockholders**:

    Did you attend the Annual Meeting of Stockholders of the Company, either in person or remotely, that was held on December ~~17~~15, ~~2024~~2025?

    ☐ Yes ☐ No

3. **Agree to Serve as a Director**:

    If you have been or will be appointed to the Company's board of directors, do you agree to serve if appointed?

    ☐ Yes ☐ No

    If you have been or will be nominated for election to the Company's ~~board of directors~~Board of Directors at the ~~2025~~2026 Annual Meeting of Stockholders of the Company, do you agree to serve if elected?

    ☐ Yes ☐ No

[End of Questionnaire; Please Sign and Date on the Following Page]

I have ~~attached~~ _____attached_____ additional pages to this questionnaire.

I further certify that: (a) I am not, and will not become, a party to any agreement, arrangement, or understanding with any person or entity other than the Company in connection with my service or action as a director of the Company that has not been fully disclosed in this questionnaire; and (b) I will serve as a director of the Company if elected at the Annual Meeting.

The information set forth in this questionnaire is true and correct to the best of my knowledge. I will notify the Company immediately if any of this information becomes inaccurate, incomplete or otherwise changes as the result of any developments, including the passage of time and any new relationships that may develop. I hereby consent to being named as a Director or **Executive Officer** of the Company in the Form 10-K, the Proxy Statement and the related annual report to stockholders.

Dated:_____   _____

                                                Signature

                                                _____

                                                Name: Please print or type

APPENDIX A

Certain Defined Terms

<u>Definition of Beneficial Owner</u>

The Securities and Exchange Commission (the "<u>SEC</u>") has adopted a definition of "beneficial ownership," as used in this questionnaire, that is different from the one with which you may be familiar in the context of insider trading. Securities owned "beneficially" would include not only securities held by you for your own benefit, whether in bearer form or registered in your own name or otherwise, but also securities held by others for your benefit (regardless of whether or how they are registered) such as, for example, securities held for you by custodians, brokers, relatives, executors, administrators or trustees, securities held for your account by pledgees, securities owned by a partnership in which you are a member, and securities owned by any corporation which is or should be regarded as a personal holding corporation of yours.

The SEC's definition of "**beneficial ownership**" provides generally that:

(a) A person "**beneficially** owns" a security if he or she, directly or indirectly, has or shares <u>voting</u> power (*i.e.*, the power to vote, or to direct the voting of such security) <u>and/or</u> <u>investment</u> <u>power</u> (*i.e.*, the power to dispose or to direct the disposition of such security) whether through any contract, arrangement, understanding, relationship or otherwise.

(b) A person is also deemed to be the beneficial owner of a security if he or she <u>has</u> <u>the</u> <u>right</u> <u>to</u> <u>acquire</u> such security <u>within 60 days</u> including any right to acquire such a security during that time period (1) through the exercise of any option, warrant or right; (2) through the conversion of a security; (3) pursuant to the power to revoke a trust, discretionary account or similar arrangement; or (4) pursuant to the automatic termination of a trust, discretionary account or similar arrangement.

In the view of the SEC, any person or entity that **controls**, or has the power to **control**, a beneficial owner is itself a beneficial owner with respect to the securities owned by the **controlled person** or entity. Thus, for example, a parent company would be the beneficial owner of securities owned by a subsidiary over which it has **control**. "**Control**" and "**controlling person**" are defined below.

Please note that under the definitions set forth above, <u>there may be more than one beneficial owner of the</u> <u>same security</u>, such as when a person places securities in a revocable discretionary account with a trustee or investment adviser who can vote or dispose of the securities; in that case, the individual would have investment power since he or she could revoke the arrangement <u>and</u> the trustee or investment adviser would have voting power and investment power. Thus, <u>both</u> the individual and the investment adviser would have beneficial ownership of <u>the same securities</u>.

<u>Definition of Affiliate</u>

Except as otherwise indicated in this questionnaire, an "**affiliate**" of, or a person "**affiliated**" with, a specified person, is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the person specified.

<u>Definition of Arrangement</u>

The term "**arrangement**" means any plan, contract, authorization or understanding, whether or not set forth in a formal document.

Definition of Associate

The term "**associate**," as used in this questionnaire, means:

      1.   any corporation or organization (other than the Company or a majority-owned subsidiary of the Company) of which you are an officer or partner or are, directly or indirectly, the beneficial owner of 10% or more of any class of equity securities;

      2.   any trust or other estate in which you have a substantial beneficial interest or as to which you serve as trustee or in a similar fiduciary capacity; and

      3.   your spouse, or any relative of you or your spouse, who lives with you, or who is a director or officer of the Company or any of its parents or Subsidiaries.

Definitions of Control and Controlling Person

The term "**control**" means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of the Company, whether through the ownership of voting securities, by contract, or otherwise. A "**controlling person**" is a person who has the ability, directly or indirectly, to exercise **control** with respect to the Company or its management or policies. Please note that the Company presumes that holders of 5% or more of the outstanding voting securities of the Company are **controlling persons** unless the facts and circumstances indicate otherwise.

Definition of Executive Officer

The term "**executive officer**" means the chairman, president, treasurer, CEO, CFO, any vice president in charge of a principal business unit, division or function (*e.g.*, sales, administration or finance), and any other officer or person who performs a policy-making function for the Company. Executive officers of Subsidiaries may be deemed executive officers of the Company if they perform such policy-making functions for the Company.

Definition of a Group

A "**group**" may exist when two or more persons act as a general partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of the Company.

Definition of Immediate Family

A person's "**immediate family**" includes such person's spouse, parents, stepparents, children, stepchildren, siblings, ~~mothers~~mothers-in-law and fathers--in--law, ~~sons~~sons-in-law and daughters--in--law, and ~~brothers~~brothers-in-law and sisters--in--law and any person sharing the household of such person (other than a tenant or employee).

Definition of Plan

The term "**plan**" includes without limitation the following: any plan, contract, authorization or arrangement, whether or not set forth in any formal documents, pursuant to which any of the following may be received: cash, stock, restricted stock or restricted stock units, phantom stock, stock options, stock appreciation rights, stock options in tandem with stock appreciation rights, warrants, convertible securities, performance units or performance shares. A plan may be applicable to one person.

Subsidiaries

Ashford BC GP LLC

Ashford BC LP

Ashford Chicago GP LLC

Ashford Chicago Junior Mezz LLC

Ashford Chicago LP

Ashford Chicago Senior Mezz LLC

Ashford HHC III LLC

Ashford HHC Partners III LP

Ashford Philadelphia Annex GP LLC

Ashford Philadelphia Annex LP

Ashford Pier House GP LLC

Ashford Pier House LP

Ashford Pier House Mezz A LLC

Ashford Pier House Mezz B LLC

Ashford San Francisco II LP

Ashford Sarasota GP LLC

Ashford Sarasota Holding Company LLC

Ashford Sarasota LP

Ashford Seattle Waterfront GP LLC

Ashford Seattle Waterfront LP

Ashford SF GP LLC

Ashford Thomas LLC

Ashford TRS BC LLC

Ashford TRS Chicago II LLC

Ashford TRS Chicago Junior Mezz LLC

Ashford TRS Chicago Senior Mezz LLC

Ashford TRS Philadelphia Annex LLC

Ashford TRS Pier House LLC

Ashford TRS Pier House Mezz A LLC

Ashford TRS Pier House Mezz B LLC

Ashford TRS Sarasota Holding Company LLC

Ashford TRS Sarasota LLC

Ashford TRS Sarasota Residence LLC

Ashford TRS Seattle Waterfront LLC

Ashford TRS SF LLC

Ashford TRS Yountville Holding Company LLC

Ashford TRS Yountville II LLC

Ashford TRS Yountville LLC

Ashford Yountville GP LLC

Ashford Yountville Holding Company LLC

Ashford Yountville II GP LLC

Ashford Yountville II LP

Ashford Yountville LP

BHR Beverly Hills GP LLC

BHR Beverly Hills LP

BHR CR Joint Venture GP LLC

BHR CR Joint Venture LP

BHR Dorado Holding LLC

BHR Dorado LLC

BHR JW Hotel LLC

BHR Scottsdale GP LLC

BHR Scottsdale LP

BHR Scottsdale Storage LLC

BHR SMA GP, LLC

BHR SMA, LP

BHR Tahoe GP LLC

BHR Tahoe LP

BHR TRS Beverly Hills LLC

BHR TRS Dorado Holding LLC

BHR TRS Dorado LLC

BHR TRS Scottsdale LLC

BHR TRS Tahoe East LLC

BHR TRS Tahoe LLC

Braemar Hospitality Limited Partnership

Braemar Hotels & Resorts Inc.

Braemar OP General Partner LLC

Braemar OP Limited Partner LLC

Braemar TRS Corporation

CHH Capital Hotel GP LLC

CHH Capital Hotel Partners LP

CHH Capital Tenant Corp.

CHH III Tenant Parent Corp.

CHH Torrey Pines Hotel GP LLC

CHH Torrey Pines Hotel Partners LP

CHH Torrey Pines Tenant Corp.

Craig Ranch Luxury Hotel SPE GP LLC

Craig Ranch Luxury Hotel SPE Owner LP

Craig Ranch TRS Condominium LLC

Craig Ranch TRS Lessee LLC

RC Hotels (Virgin Islands), Inc.